Operating Agreement

Meridian Growth Collective LLC
A New York Limited Liability Company

Dated: November 4, 2026

NOTICE

THIS OPERATING AGREEMENT IS MADE AND ENTERED INTO EFFECTIVE AS OF THE DATE FIRST SET FORTH BELOW BY AND BETWEEN ITS MANAGER AND ITS MEMBERS AND SHALL BE THE GOVERNING DOCUMENT FOR OPERATION OF MERIDIAN GROWTH COLLECTIVE LLC.

THE UNITS OF MEMBERSHIP INTEREST IN THE COMPANY DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE NEW YORK SECURITIES ACT OR UNDER OTHER STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS OR INTERESTS IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN EXEMPTION THEREFROM, AND THE NEW YORK SECURITIES ACT.

TABLE OF CONTENTS

1. FORMATION, NAME, PURPOSES

This Operating Agreement (this Agreement) is made and entered as of the date executed below by and among those Persons who have signed this Agreement (the Members), being the Members of Meridian Growth Collective LLC, a New York limited liability company (the Company), and its Manager, each of whom represent and agree as follows:

1.1 LIMITED LIABILITY COMPANY

The Manager formed the Company by executing and delivering its Articles of Organization to the New York Department of State in accordance with the New York Limited Liability Company Law (the Act), New York Limited Liability Company Law, codified in the New York Consolidated Laws, NY LLC Law, Sections 101 through 1403, as may be amended from time to time. The rights and liabilities of the Members shall be as provided in the Act except as may be modified in this Agreement.

The Members acknowledge that under the applicable provisions of the Act, the Company may be either "member-managed" or "manager-managed," and that they have specifically, by their signatures on the Subscription Agreement, which is hereby incorporated by reference and forms an inextricable part of this Agreement, elected to form a manager-managed Company. Accordingly, management of the affairs of the Company shall be vested in the Manager of the Company, as set forth in Article 6 hereof, subject to any provisions of this Agreement (e.g., Articles 7 or 8), or in the Act restricting, enlarging or modifying the rights and duties of the Manager or management procedures.

The Members shall immediately, and from time-to-time hereafter, execute all documents and do all filing, recording, and other acts as may be required to comply with the operation of the Company hereunder and in the Act.

1.2 NAME

The name of the Company is Meridian Growth Collective LLC, a New York limited liability company.

1.3 PLACE OF BUSINESS

The Company's principal place of business is:

Meridian Growth Collective LLC
c/o Meridian Growth Partners LLC
2117 Buffalo Road, Suite 157
Rochester, NY 14624

or such other place as the Manager shall determine.

1.4 MANAGER

The initial Manager of the Company is Meridian Growth Partners LLC, a New York limited liability company (the Manager). The Manager is manager managed. The manager of Meridian Growth Partners LLC is Jason Johansen, who will be making investment decisions on behalf of the Manager with respect to the Company. Its members are Jason Johansen and Alissa Johansen.

The principal business address of the Manager is:

Meridian Growth Partners LLC
2117 Buffalo Road, Suite 157
Rochester NY 14624

1.5 MANAGER'S COMPENSATION

The Manager shall receive Fees for providing services to the Company. Additionally, on account of its Manager Units, it shall receive an allocation of Profits and Losses, and a right to Distributions from the Company in accordance with Articles 4 and 5 hereof. Further, it shall be reimbursed for all out-of-pocket expenses incurred in connection with organization of the Company or due diligence connected with acquisition of the Properties.

1.6 MEMBERS

The Company will have two initial classes of Members; Investor Units and Manager Units. Investor Units will be divided into two (2) subclasses: Income Units and Equity Units. Manager Units are held by Meridian Growth Partners LLC, the Manager.

The Manager shall maintain records with the name and address of each of the Members, along with their respective Percentage Interests in the Company.

A Member's execution of the Signature Page of the Subscription Agreement will also constitute its acceptance of this Agreement. See Article 2.1 for a further description of Member classes.

1.7 NATURE OF MEMBERS' INTERESTS

The Interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company Assets shall be held in the name of the Company. Neither any Member, nor a successor, representative, or assignee of such Member shall have any right, title or interest in or to any property or the right to partition any real property owned by the Company. Interests may, but are not required to, be evidenced by a certificate of Membership Interest or Receipt and Acknowledgment issued by the Company, in such form as the Manager may determine.

A Member's execution of the Signature Page of the Subscription Agreement will also constitute its acceptance of this Agreement. The Manager will maintain an updated list of all Members.

1.8 INTENT TO BE TREATED AS A PARTNERSHIP

It is the intent of the Manager and the Members that the Company shall always be operated in a manner consistent with its treatment as a partnership for federal income tax purposes. It is also the intent of the Members that the Company is not operated or treated as a partnership for purposes of Section 303 of the Federal Bankruptcy Code. No Manager or Member shall take any action inconsistent with the express intent of the Members.

1.9 NATURE OF BUSINESS

The Company has been formed to raise funds from Investors to acquire, own, operate, rehabilitate, finance and ultimately dispose of single-family, multifamily, mixed-use and commercial real estate properties, to be identified (the Properties). The Company will acquire Properties directly in fee simple, as a tenant-in-common, through subsidiaries, and, where the Manager determines it is appropriate, through property-level joint ventures, in each case as provided in the Investment Company Act Compliance section of Article 6. The Company has not identified any specific Property and has not limited its search to a particular geographic market.

1.9.1. SUBSIDIARY, TITLE HOLDING ENTITY

Title to the Properties may be held in the name of a subsidiary, single purpose venture (SPV) with the Company as a member.

Bank loans for the Properties will be obtained at the SPV level and Property expenses will be paid at the SPV level. Profits and Losses from the Properties will be consolidated at the Company level, where allocations and Distributions will be made to the Company's Members. The SPV will have its own operating agreement that will describe the Properties being acquired.

1.9.2. OPTIONAL CO-INVESTMENT, JOINT VENTURE, OR TIC AGREEMENT

The Company, on the sole authority of the Manager, may enter into a co-investment agreement with one of more Persons, who may include preferred equity, high net worth investors, joint venture partners, or tenant in common owners (collectively, co-investors), who will provide some or all of the equity, experience, or loan guarantees needed to acquire, improve, refinance or recapitalize a Property. Co-investment and joint venture opportunities are generally reserved for Investors making substantial capital contributions (the minimum amount(s) of which shall be solely determined by the Manager); and/or contributing substantial experience or loan guarantees that the Manager believes to be of benefit to the Company. The contributions or terms offered to co-investors cannot be determined at this time but will be disclosed to Investor Members once such terms have been determined if such terms will affect the rights of Investor Members.

Joint Ventures or Other Co-Investment: In the case of a joint venture or other co-investment (e.g., from a private equity fund or high net worth investor), the co-investor may become an additional member of the title-holding SPV described above (if applicable), or it may take a priority equity position over the Investor Members and/or the Company as a whole.

Tenant-in-Common Agreements: Tenant-in-common agreements generally occur when the Company agrees to a side-by-side ownership agreement between the Company and another tenant-in-common agreement, often in connection with a 1031

exchange, with each owner becoming a "tenant in common" owner with a deeded interest in the property. Internal Revenue Service (IRS) guidelines dictate that the 1031 investor must directly own a portion of the property commensurate with its cash investment. Profits are split at the Property level, but the Manager of the Company may also enter into an Asset Management Agreement with the other tenant-in-common owners and continues to serve as the asset manager on behalf of all tenant-in-common owners.

1.10 OBJECTIVES

The Manager intends to accomplish the following objectives for the Members:

- Acquire, mortgage, rehabilitate, manage, lease, operate, finance, refinance, and eventually sell the Properties.
- Provide Members with commercial real estate investment opportunities.
- Provide Members with limited liability.
- Provide Cash Distributions for the Members.
- Provide for self-liquidation of the investment.
- Allow the Investor Members minimal involvement in real estate management.
- Keep Members apprised of Property affairs.

1.11 TERM

The Company commenced operations upon the filing of its Articles of Organization and shall continue until it is dissolved under Article 14 hereof, including upon disposition of all Properties.

1.12 REGISTERED AGENT

The Company's initial office and initial registered agent are provided in its Articles of Organization. The Manager may change the registered agent (or such agent's address) from time to time by causing the filing of the new address and/or name of the new registered agent in accordance with the Act. However, the Company shall, at all times, maintain a registered agent in the State of New York who shall be authorized to accept service on behalf of the Company.

1.13 CONSTRUCTION OF TERMS

In this Agreement:

- Terms defined in the singular have the corresponding meaning in the plural and vice versa.
- Reference to one gender includes the other.

- The word includes its derivatives and, in all cases, means ‘includes without limitation.’
- References to Articles and Exhibits are to the specified Articles in and Exhibits to this Agreement unless the context otherwise requires. Each Exhibit to this Agreement is made a part of this Agreement and incorporated herein by reference for all purposes.
- References to statutes or regulations are to those statutes or regulations as currently amended and to the corresponding provisions as they may be amended or superseded in the future.

2. CAPITALIZATION OF THE COMPANY

2.1 MEMBER CLASSES

Member classes shall be allocated as provided in the table below:

MEMBER CLASSES			
CLASS	CAPITAL CONTRIBUTION	PREFERRED RETURN	INVESTOR/MANAGER SPLIT
Seller Financing	N/A	TBD	N/A
Income Units	$250 Minimum	9%	N/A
Equity Units	$250 Minimum	7%	Investor/Manager Split 70/30

2.1.1. INVESTOR MEMBERS

The Company will sell investment units (Investor Units) to investors (Investors) at a price of Ten Dollars ($10.00) per Unit in the Company's initial Regulation Crowdfunding offering (or at such other price as the Manager may determine for any subsequent offering), in order to: a) raise capital for such things as property down payments, due diligence, and closing costs related to the acquisition of the Properties and organization of the Company, b) to obtain a refinance loan for the Company, c) to recapitalize all or a portion of the equity in the Company, and/or to raise additional capital for any purpose related to the Company.

Investors who acquire Interests in the Company will become Investor Members or Manager Members of the Company, further divided into subclasses as shown in the table above. Investor Members will be entitled to receive Preferred Returns based on their respective Capital Contributions, as shown in the table above. Income Units are non-participating: they are entitled only to return of capital and the Income Preferred Return, in priority to the Equity Units and Manager Units, and do not share in residual Distributable Cash. Equity Units are entitled to the Equity Preferred Return and share in residual Distributable Cash as provided in Article 4. For voting purposes, Investor Units (Income Units and Equity Units voting together) retain seventy percent (70%) of the voting Interests, and the remaining thirty percent (30%) of the voting Interests is retained by the Manager Members (i.e., management).

The Manager has elected to offer bonuses to investors under the following conditions:

5% Bonus Period: Five percent (5%) additional Income or Equity Units (Bonus Interests) will be granted to each Investor Member who purchases Income or Equity Units until the Company raises a maximum of One Million Dollars ($1,000,000) from the sale of Investor Units, which will be taken into account both when determining their respective Percentage Interests in the Company, calculation of Preferred Returns, and with respect to any return of Capital Contributions. For example, an Investor Member who purchases $100,000 of Equity Units during the Bonus period will receive Preferred Returns based on 105% of its Unreturned Capital Contribution and, on any Capital Transaction, will be entitled to receive 105% of its Unreturned Capital Contributions.

All Members are reminded that final Percentage Interests are not determined until the sale of Interests in the Company are completed or the maximum dollar amount of the offering of Investor Units has been achieved (whichever comes first).

No Investor Member may sell or transfer its Interests without permission of the Manager. In no event may any Investor Member sell or transfer its Interests for one (1) year from acquisition, other than to the Company, to an accredited investor, as part of an

offering registered with the Securities and Exchange Commission, or to a family member or trust as permitted by Rule 501 of Regulation Crowdfunding (17 CFR 227.501). Disassociation, withdrawal or resignation of an Investor Member from the Company will be subject to Articles 11 and 12 of this Agreement pertaining to Voluntary Transfers and Involuntary Transfer of Interests.

Meridian Growth Partners LLC, its members (and/or their Affiliates) may purchase Investor Units in the offering on the same terms as other Investors and through the same funding portal. Any such purchases will be disclosed in the offering materials and will not be counted toward the target offering amount. They may also purchase Investor Units on transfer of an Investor Member's Interest per Articles 11 or 12 of this Agreement.

2.1.2. MANAGER MEMBERS

On startup of the Company, Meridian Growth Partners LLC (whose members are Jason Johansen and Alissa Johansen) will hold the Manager Units, which carry thirty percent (30%) of the voting Interests in the Company and the Manager's thirty percent (30%) share of residual Distributable Cash under the Investor/Manager Split, in exchange for a total Capital Contribution of One Thousand Dollars ($1,000) and for past services they have contributed to make this investment opportunity available to the Investor Members. The Manager Units shall be subordinate to the Investor Units as to Preferred Returns and return of capital. Manager Units are irrevocable even if Meridian Growth Partners LLC is removed or resigns as the Manager of the Company and may not be affected or revoked by vote of the Investor Members.

The initial Manager reserves the sole and exclusive right to sell, grant, transfer, or convey Manager Units to others without permission of the Investor Members as long as doing so does not: a) reduce the Investor Percentage Interests, or b) allow any other Manager Members to exert management control over the current Manager. Manager Members may not sell or transfer their Interests without permission of the Manager. Disassociation, withdrawal or resignation of a Manager Member from the Company will result in forfeiture of their Manager Units to the Manager, who will retain any unallocated Manager Units.

2.2 PERCENTAGE INTERESTS

The Manager shall list the number of Investor Units purchased and/or the dollar amount of each Member's Capital Contribution and Percentage Interests in Appendix A. Percentage Interests of the Members will be calculated in relation to the other Members in their Member class or in relation to the total Interests issued by the Company, as follows:

- Income Units. The Interest of an individual Income Unit holder, for purposes of Distributions of Preferred Return and return of capital (the "Income Percentage"), will be calculated by dividing the number of Income Units held by that Investor Member by the total number of Income Units issued by the Company. Income Units do not participate in the Investor/Manager Split or in any residual Distributable Cash.

- Equity Units. The Interest of an individual Equity Unit holder, for purposes of Distributions of Preferred Return, return of capital and the Investor share of the Investor/Manager Split (the "Equity Percentage"), will be calculated by dividing the number of Equity Units held by that Investor Member by the total number of Equity Units issued by the Company.

- Voting. The voting Interest of an individual Investor Member (the "Investor Voting Percentage") will be calculated by dividing the number of Investor Units (Income Units and Equity Units together, including Bonus Interests) held by that Investor Member by the total number of Investor Units issued by the Company. Each Investor Unit carries one vote, and Income Units and Equity Units vote together as a single class. An Investor Member's share of the total voting Interests in the Company equals seventy percent (70%) multiplied by its Investor Voting Percentage.
- The Interest of an individual Manager Member, for purposes of Distributions and voting, will be calculated by dividing that Manager Member's Capital Contribution by the total Capital Contributions made by all Manager Members.
- For voting purposes, Investor Units comprise seventy percent (70%) of the total voting Interests in the Company and Manager Units comprise thirty percent (30%). For Distribution purposes, Income Units are entitled only to the Income Preferred Return and return of capital; Distributable Cash remaining after Preferred Returns is shared seventy percent (70%) by the Equity Units and thirty percent (30%) by the Manager Units, as provided in Article 4.

2.3 VOLUNTARY CAPITAL CALLS; EXTENSION OR RE-OPENING OF THE OFFERING

Although the Company intends to raise sufficient Capital Contributions from the initial sale of Investor Units for acquisition and operation of the Properties or for necessary capital improvements, it is possible that the Company may need to raise additional funds from the Investor Members. Capital calls will only be required of Investor Members; Manager Members will not be subject to a capital call:

In lieu of requiring mandatory capital calls with penalties for non-compliance, the Manager has instead elected to reserve the following rights, to be exercised by the Manager in the order below;

- To withhold all Member Distributions, advance its own funds, obtain a loan from any Member, or obtain a loan from a third party as further described in Article 3;
- To offer additional Investor Units to existing or new Investors only in a new offering made in compliance with the Securities Act of 1933 and applicable state law, including, where applicable, a new Form C under Regulation Crowdfunding or another available exemption; or
- To sell Interests with rights superior to those of the Investor Units.

Such rights are exclusive to the Manager and shall not be enforceable by any third party, including any creditor of the Company.

In any such new offering, the Manager may give existing Investor Members a right of first refusal to make Additional Capital Contributions. No Member is required to make an Additional Capital Contribution, and the Manager will not accept disproportionate Additional Capital Contributions except in an offering conducted as described above.

To the extent any Investor Member makes an Additional Capital Contribution or if new Investor Members are admitted, the Manager shall amend Company records to reflect each Member's adjusted Capital Account and Percentage Interest as appropriate. No interest or other sums or charges shall be payable on the initial or any subsequent Contributions to the capital of the Company, except as expressly set forth herein.

The price of Investor Units in any new offering will be stated in the offering documents for that offering. The price of Units already sold will not be changed.

2.4 TIME OF CAPITAL CONTRIBUTIONS; WITHDRAWAL NOT PERMITTED

Member Capital Contributions shall be made in full on admission to the Company. No Member shall have any right to demand or receive property (other than cash) in return for its Capital Contributions until dissolution of the Company except as may be specifically provided by the Act to the extent such Distribution is not inconsistent with this Agreement.

2.5 CONTRIBUTIONS OF PROPERTY

The Manager may, in its sole discretion, accept cash or property as a Capital Contribution in exchange for Interests in the Company. No property contribution shall be accepted unless approved in writing by the Manager. The value of contributed property for purposes of determining the contributing Member's Capital Contribution, Capital Account, Percentage Interest, and Unreturned Capital Contribution shall be the fair market value agreed upon by the Manager and the contributing Member. The contributing Member shall provide all information reasonably requested by the Manager regarding the property, including its adjusted tax basis, liabilities, and depreciation history.

The parties intend that a contribution of property solely in exchange for an Interest in the Company will be treated as a nonrecognition contribution under Section 721 of the Internal Revenue Code of 1986, as amended (the "Code"), to the extent applicable. The Company shall make allocations with respect to contributed property in accordance with Section 704(c) of the Code and applicable Treasury Regulations. No representation is made that the contribution will qualify for nonrecognition treatment in every case, including if the transaction is treated as a disguised sale, involves a transfer of liabilities, or otherwise results in taxable gain under applicable law.

2.6 RETURN OF CAPITAL CONTRIBUTIONS

Neither a Member nor the Manager shall be liable for the return of the Capital Contributions of any Members, or any portion thereof, and it is expressly understood that any such return of Contributions shall be made solely from the Assets of the Company.

2.7 DURATION OF INVESTMENT

2.7.1. REINVESTMENT PERIOD

An investment in these Interests should be considered long-term in nature. Investors should be in a financial position that will enable them to hold these Interests for five (5) to seven (7) years; however, depending on market conditions, the Properties may be sold earlier or held for longer until market conditions improve. Investors should be aware that there might be adverse tax consequences of selling their Interests prior to the dissolution of the Company.

The first seven (7) years of Company operations shall be known as the Reinvestment Period. During the Reinvestment Period, solely at the discretion of the Manager, the Company may:

- Acquire new Properties.
- Re-use the principal invested in any Property sold by the Company to purchase new Properties for the Company; although profits may be distributed per the Article 4 hereof.
- Elect to exchange one or more of its Properties for another under the 1031 exchange program.

2.7.2. LIQUIDATION PERIOD

After the Reinvestment Period, the Company will liquidate all Assets, during which time, the Capital Contributions of the Investor Members will be repaid first, and any further Distributions to the Investor Members will be made in the form of a share of Profits.

2.8 CAPITAL ACCOUNTS

An individual Capital Account shall be maintained for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv) and as further described in the attached Appendix B. Calculation of Member Percentage Interests will be determined on close of the offering to new Investors and shall be calculated as described in Article 2.2 hereof.

2.9 NET ASSET VALUE CALCULATION AND VALUATION GUIDELINES

The Manager may use one or more of the following methods to determine annual valuation (i.e., likely sale price if the property were sold at that time), such as:

- Calculations based on current net operating income and local capitalization rates,
- Comparable sales, and/or
- Broker price opinions (if warranted).

The appropriate method to be used will be at the Manager's discretion and will generally be determined based on the type of property to be valued.

3. MANAGER ADVANCES AND MEMBER LOANS

If required to protect or preserve the Properties or if the Manager deems it to be in the best interest of the Company, the Manager has the sole discretion to apply other available Company funds and/or suspend Distributions for such time as may be necessary to pay any Company or Property obligations and/or to make needed Property repairs or improvements. However, if sufficient Company funds are not available, the Manager or one or more Members may loan funds to the Company subject to the following provisions:

3.1 MANAGER ADVANCES

The Manager may, but is not required, to loan its own funds or defer reimbursement of its Fees or out-of-pocket expenses as an Advance, subject to any restrictions contained in any loan documents for as long as such loan is outstanding. The Company shall reimburse the Manager for any such Advance from the date of the loan or deferral as soon as is practical together with the simple annual interest at the greater of a) ten percent (10%) and, b) the cost to the Manager to acquire and carry the Advance or deferred reimbursement amount. The reimbursement Interest on Manager Advances shall be an expense of the Company when paid and shall accrue from the date of inception for a Manager loan, or from the date reimbursement was due for any Advance related to a deferred reimbursement.

3.2 MEMBER LOANS

Alternatively, the Manager may obtain a loan from one or more Members as and when necessary to continue the business of the Company, subject to any restrictions contained in any loan document, for as long as such loan is outstanding. Member Loans shall earn such rate as may be agreed by the parties.

3.3 RIGHT AND PRIORITY OF REPAYMENT

Principal and interest payments for a Manager Advance or Member Loan will be paid as an expense of the Company as soon as sufficient Company funds are available. However, the Manager may defer such payments during operation of the Company in order to build up Company reserves, at the Manager's sole discretion, for so long as a loan is outstanding, subject to any restrictions contained in the loan document. A Manager or Member that makes a loan to the Company shall be deemed an unsecured creditor of the Company for the purpose of determining its right and priority of repayment, and repayment of the principal will be paid in the order the Manager Advance or Member Loan was made.

Interest on Manager Advances or Member Loans shall be paid as an expense of the Company (the timing of which shall be in the sole discretion of the Manager and for so long as any loan is outstanding, subject to any restrictions contained in the loan

documents) and shall accrue from the date of inception for a Member Loan or Manager Advance, or from the date reimbursement was due for any deferred Manager's expense reimbursements or Fees.

3.4 THIRD-PARTY LOANS

In the event member Capital Contributions, Manager Advances, or Member Loans are insufficient to provide for the Properties' needs, the Manager may obtain a loan and/or credit from one or more third parties as it deems appropriate to further the business objectives of the Company. Such loan shall be made to the Company (as borrower or debtor) on such terms as the Manager deems reasonable and appropriate after taking into account the urgency and need for the funds.

3.5 NO THIRD-PARTY BENEFICIARY

No creditor or other third-party having dealings with the Company shall have the right to cause any Member to make a Capital Contribution to the Company or to pursue any other right or remedy hereunder. The provisions of this Agreement and may be enforced solely by the parties to this Agreement and their respective successors and permitted assigns. None of the rights or obligations of the Members to make Capital Contributions to the Company, if any, shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may such rights or obligations be sold, transferred or assigned by the Company, and such rights or obligations may not be pledged or encumbered to secure any debt or other obligation of the Company or of any of the Members. This Agreement is an agreement solely for the benefit of the parties to this Agreement (and their permitted successors and/or assigns, to the extent such have been admitted to the Company as Members). No other person or entity shall have any rights hereunder nor shall any other person or entity be entitled to rely upon the terms, covenants, and provisions contained herein. The provisions of this section shall survive the termination of this Agreement or dissolution of the Company.

4. DISTRIBUTIONS TO MEMBERS

The Members may receive Distributable Cash from the Company. In general, the Company will operate the Properties in such a manner as to generate Distributable Cash that can be paid to its Members. The Company will deduct its expenses prior to determining Distributable Cash for its Members. Distributable Cash of the Company shall be determined in the sole discretion of the Manager after withholding sufficient Working Capital and Reserves.

This is a first come, first served Offering conducted through a funding portal under Regulation Crowdfunding. Investors will become Investor Members at each closing, upon release of their funds from escrow and the Company's delivery of their Units, and Preferred Returns will accrue from the date of that closing.

Distributions to Investor Members, when made, will be allocated as provided in this Article 4, using the Income Percentage and Equity Percentage, as applicable. The Manager anticipates that the first Cash Distributions will not be made until three (3) to six (6) months after the acquisition of the first Property and will be re-evaluated on a quarterly basis thereafter. The Manager has

the authority to modify the waterfalls in the Cash Distributions sections described below, if necessary, to reduce phantom income for the Members.

Note: All Distributions will be made in accordance with the percentage of the use of the funds raised by this sale of Interests in the Company attributable to each Property that was sold. For example, if Property #1 sold, and thirty percent (30%) of the funds raised by the sale of Interests in the Company were used to acquire and/or obtain entitlements on that Property, then all returns below would be based on thirty percent (30%) of the original Capital Contribution or the amount owed to the respective Classes so as to not create phantom income.

No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on Distributions provided in the Act, or any loan, credit or other agreement to which the Company is a party.

Member classes are shown in Article 2.1 hereof. Income Units (the "Income Class") are non-participating and are entitled to return of capital and a Preferred Return, paid in priority to the Equity Units and Manager Units. The Equity Units and Manager Units (the "Equity Class") share in residual Distributable Cash as provided below.

4.1 CASH DISTRIBUTIONS DURING OPERATIONS

Distributable Cash, if any, that the Company derives from its operation of the Properties, will be distributed to each class of Members in the following order until expended:

- Seller financing payments to be made directly after payment of any senior debt but before other Classes are paid.
- Income Units will be paid pro rata, in proportion to their Income Percentages, a non-compounding cumulative Preferred Return of nine percent (9%) per annum calculated against their Unreturned Capital Contributions, determined in quarterly increments (i.e., 2.25% per quarter) (the "Income Preferred Return"), until all accrued and unpaid Income Preferred Return has been paid; then
- Equity Units will be paid pro rata, in proportion to their Equity Percentages, a cumulative Preferred Return of seven percent (7%) per annum calculated against their Unreturned Capital Contributions (the "Equity Preferred Return"), until all accrued and unpaid Equity Preferred Return has been paid; then
- Any remaining Distributable Cash will be distributed seventy percent (70%) to the Equity Units, pro rata in proportion to their Equity Percentages, and thirty percent (30%) to the Manager Units, pro rata in proportion to their Percentage Interests (the "Investor/Manager Split" shown in the Member Classes table in Article 2.1). If any Equity Preferred Return is unpaid in a period, the Manager may, at its option, defer or waive the Manager Units' share of Distributions for that period and reallocate it to the Equity Units (a Manager Catchup), to be repaid to the Manager Members from future cash flow or a Capital Transaction.

Any arrearages in the Income Preferred Return or the Equity Preferred Return described above, or Manager Catchups, if any, may be paid out of the proceeds from a Capital Transaction (such as a refinance or sale of a Property) or from cash flow during

subsequent operations, at the Manager's discretion. The above calculations are for the purposes of Distributions only (not taxes). Tax allocations are described in Appendix B of the Operating Agreement.

Distributions paid to all Members during the operations phase of the Properties will be treated as a return on investment. The amount of Distributions, if any, that any class of Members may receive from Company operations, cannot be determined at this time.

4.2 CASH DISTRIBUTIONS FROM CAPITAL TRANSACTIONS WITHIN THE REINVESTMENT PERIOD

During the Reinvestment Period, the Company may use the originally invested principal (but not the profits) from a "Capital Transaction" such as a refinance or sale of the Company's Property to acquire additional Property. But in the event the Company elects not to acquire additional Properties with the sale or refinance proceeds, Distributable Cash from such Capital Transactions, if any, will be distributed to Members as described in the section below.

4.3 CASH DISTRIBUTIONS FROM CAPITAL TRANSACTIONS AFTER THE REINVESTMENT PERIOD

The Manager will allocate Distributable Cash that the Company receives, if any, from a Capital Transaction (such as a refinance or sale of a Property), in the order described below until expended:

- To repay any seller financing that is due from the specific property that was refinanced or sold,
- To the Income Units pro rata, in proportion to their Unreturned Capital Contributions attributable to the sold or refinanced Property, until each Income Unit holder's Unreturned Capital Contribution that was originally invested in the sold or refinanced Property is reduced to zero; then
- To the Income Units pro rata, in proportion to any arrearages in the Income Preferred Return attributable to the sold or refinanced Property, until each Income Unit holder's unpaid Income Preferred Return is reduced to zero; then
- To the Equity Units pro rata, in proportion to their Unreturned Capital Contributions attributable to the sold or refinanced Property, until each Equity Unit holder's Unreturned Capital Contribution that was originally invested in the sold or refinanced Property is reduced to zero; then
- To the Equity Units pro rata, in proportion to any arrearages in the Equity Preferred Return attributable to the sold or refinanced Property, until each Equity Unit holder's unpaid Equity Preferred Return is reduced to zero; then
- To the Manager Members *pro rata*, the amount of any outstanding Manager Catchup from Distributions during operations; and then
- The remaining Distributable Cash will be split seventy percent (70%) to the Equity Units and thirty percent (30%) to the Manager Units (the Investor/Manager Split shown in the Member Classes table in Article 2.1).

*For example, if a Property was purchased for $200,000 and generated Distributable Cash of $300,000; then $200,000 would be paid to the Investor Members in the order above (Income Units first) as a return of capital and $100,000 would be used to make up arrearages in Preferred Returns (if applicable) as a return on investment, before moving on to the Manager Catchup and residual split shown above.

**The allocation of Preferred Returns and any further equity from a Capital Transaction to be paid to each Investor Member will be based on the duration of the Investor Member's investment in the Company.

The amount of Distributions, if any, that any class of Members may receive from Capital Transactions, cannot be determined at this time.

4.4 CASH DISTRIBUTIONS ON DISSOLUTION AND TERMINATION

The Company shall be dissolved on disposition of all Properties. Upon dissolution of the Company, all property (Assets) of the Company (including any Distributable Cash) will be distributed as described below:

- First, to pay the creditors of the Company, including the Manager, its members, or any third party who has loaned or advanced money to the Company or its Subsidiaries;
- Second, to establish Reserves against anticipated or unanticipated Company liabilities; and
- Third, as described in Article 4.3 above.

4.5 TAX DISTRIBUTIONS

At the Manager's sole discretion, the Company shall have the option, but not the obligation, to distribute cash to each Member in proportion to and to the extent of such Member's Tax obligation for the applicable Fiscal Year (each such Distribution, shall be deemed a "Tax Distribution"). The amount that may be distributed to each Member shall be an amount equal to each such Member's share of the Company's taxable income for the prior fiscal year multiplied by the Manager's estimate of the sum of the maximum federal and state income tax rates provided for individuals under the Code and the New York income tax code ("Tax Owed") respectively. Additionally, the Manager has the authority, but not the obligation, to permit administrative adjustments only to the extent reasonably necessary to address anticipated phantom-income concerns, provided that the adjustment does not materially alter Members' relative economic rights.

4.6 CASH DISTRIBUTIONS TO MEMBERS

Cash distributions to a Member will reduce the tax basis of its Membership Interest. If the tax basis of a Member's Interest should be reduced to zero, that Member's share of any subsequent cash distributions for any year may be taxable to that Member as though it were a gain on the sale or exchange of its Membership Interest.

4.7 SALE OF MEMBERSHIP INTERESTS

A Member selling its Membership Interest will ordinarily recognize gain or loss equal to the difference between the sale price and that Member's tax basis in its Membership Interest. If the Member owned the Membership Interest for more than one year, such gain or loss generally will be treated as capital gain or loss. The Company must report the sale of any Membership Interest on an informational return.

5. MANAGER'S FEES OR OTHER COMPENSATION

5.1 EXPENSE REIMBURSEMENT

In addition to the Cash Distributions described in Article 4, the Manager or their Affiliates who may have contributed funds toward initial startup, organization of the various legal entities, or acquisition of the Properties will be reimbursed for their out-of-pocket expenses on production of receipts. Such expenses include, but are not limited to earnest money deposits, due diligence costs, closing costs, loan/lender application fees (such as appraisals and engineering and environmental reports), company formation, legal fees and/or any travel or other reasonable expenses directly related to acquisition of the Properties. Reimbursements may be paid as an expense of the Company prior to determining Distributable Cash. The Company will not pay the Manager's overhead expenses.

Manager's Reimbursements may be deferred until sufficient cash is available, without forfeiting any right to collect, although the Manager may earn interest on deferred reimbursements if not paid when due. The maximum amount of reimbursements the Manager may receive cannot be determined at this time. Manager Advances for which repayment is deferred shall earn ten percent (10%) interest (as described in Article 3.1) from the date the Advance is made or the reimbursement is due (e.g., closing on a Property) to the date of repayment. Reimbursements for out-of-pocket expenses may be paid by the Company, as appropriate, at the Manager's discretion. The Manager has the right, but not the obligation, to waive any of its reimbursements or Management Fees or to convert them to Investor Units in the Company, subject to applicable tax code.

5.2 FEES PAID TO MANAGER AND/OR THIRD PARTIES

The Manager and/or third parties may earn Fees for services they provide on behalf of the Company as further described below. All Fees will be paid as an expense of the Company prior to determining Distributable Cash (as described in Article 4 above). The Manager shall additionally earn interest on any deferred Fees as described in Article 3.1. The Manager reserves the right, but not the obligation, to waive any of its Fees or to convert them to Investor Units in the Company, subject to the advice of the Company's tax advisors.

5.2.1. ORGANIZATION AND DUE DILIGENCE FEE

As compensation for its efforts in organizing the Company, conducting due diligence on the Properties, procuring the acquisition loans, and making this investment opportunity available to Investors, the Manager will receive an organization and due diligence Fee equal to one percent (1%) of the purchase price on acquisition of each Property acquired by the Company.

5.2.2. ASSET MANAGEMENT FEE

The Manager will receive an annual asset management Fee of one percent (1%) of the Company's gross asset value for its oversight of management of the Properties and operation of the Company. This Fee will be paid on a monthly basis.

5.2.3. CONSTRUCTION OVERSIGHT FEE

As compensation for its oversight of the rehabilitation of each Property, the Manager will receive a construction oversight Fee of ten percent (10%) of construction costs related to each Property.

5.2.4. REFINANCE/ LOAN GUARANTEE FEE

For its efforts in obtaining a refinance loan and/or guaranteeing a loan on a Property, the Manager will earn a refinance/loan guarantee Fee of one percent (1%) of the new loan amount.

5.2.5. DISPOSITION FEE

For its efforts in marketing each Property for sale, the Manager will earn a disposition Fee of one percent (1%) of the gross sales price of each Property.

5.2.6. PROPERTY MANAGEMENT FEE

The Manager intends to hire RIK Management LLC, a New York limited liability company, to manage the day-to-day operations of the Property. RIK Management, LLC is an Affiliate of the Manager. The Manager expects that rates will be commensurate with local rates for such services and on terms at least as favorable to the Company as could be obtained through arm's-length negotiations with unrelated third parties (see Article 6.5), but may change based on the size of each Property.

5.2.7. CONTRACTOR SERVICES

Truebuild Contracting LLC (which is owned by the manager of the Manager), will be contracted by the Property Manager (RIK Management LLC, another Affiliate of the Manager), for construction and rehabilitation services at the Property. RIK will seek reimbursement from the Company for all Contractor Services for disbursement to TrueBuild Contracting LLC. It is not possible to predict the amount of such contractor services at this time. All such contracts shall be on terms at least as favorable to the Company as could be obtained through arm's-length negotiations with unrelated third parties (see Article 6.5).

5.2.8. BROKERAGE SERVICES

Living585 Realty, LLC a real estate brokerage for which Jason Johansen (the manager of the Manager) is the primary broker and an Affiliate of the Manager, may act as broker for the Company on the acquisition and disposition of Properties and may earn customary brokerage commissions in connection with such transactions. Any such brokerage arrangement shall be on terms at least as favorable to the Company as could be obtained through arm's-length negotiations with unrelated third parties (see Article 6.5).

6. RIGHTS AND DUTIES OF MANAGER

6.1 MANAGEMENT

The Manager shall manage all business and affairs of the Company. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

6.2 NUMBER OF MANAGERS, TENURE, AND QUALIFICATIONS

Meridian Growth Partners LLC shall be the initial Manager of the Company. The Manager shall hold office until a successor shall have been elected and qualified. A successor Manager (or successor Managers, if applicable) need not be a Member of the Company or a resident of New York.

6.3 AUTHORITY OF THE MANAGER

Except to the extent that such authority and rights have been reserved for the Members in elsewhere in this Agreement, the Manager shall have the obligation and the exclusive right to manage the day-to-day activities of the Company, including, but not limited to performance of the following activities. The Manager may:

- Engage in Capital Transactions;
- Borrow money for Company purposes and to mortgage, refinance, hypothecate, pledge, enter into sale and leaseback arrangements and/or otherwise pledge interests in the Company, a Property, or other Assets of the Company as security for such indebtedness;
- Sell and convey title to, contract for sale, sell all and to grant an option for the sale of, all or any portion of a Property and/or Assets of the Company on such terms and conditions as the Manager may deem appropriate, including, without limitation, contract and installment sales, exchanges and sales subject to retention of a purchase money mortgage;
- Sell all or a portion of the Membership Interests in the Company in lieu of or in connection with a contract for sale of a Property and/or other Assets of the Company;

- Capitalize the Company via the sale of Interests or Interests in the Company as described in Article 2 hereof;
- Acquire by purchase, lease, or otherwise any real or personal property that may be necessary, convenient, or incidental to the accomplishment of the business of the Company;
- Borrow money and issuing of evidence of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company and securing the same by mortgage, pledge, or other lien on a Property and/or Assets of the Company; including the right (but not the obligation) to personally and voluntarily guarantee such obligations;
- Open, maintain and close, as appropriate, all Company bank accounts and (subject to any limitations set forth herein) drawing checks and other instruments for the payment of funds associated with acquisition or maintenance of each Property;
- Make all decisions relating to the management, development, leasing, operations and maintenance of a Property and all portions thereof;
- Employ and/or terminate employment of such agents, employees, general contractors, independent contractors and attorneys as may be reasonably necessary to carry out the purposes of this Agreement in the best interests of the Company and its Members, regardless of whether such Persons are also Members of the Company;
- Obtain, negotiate and execute all documents and/or contracts necessary or appropriate to accomplish any improvement of a Property or any portions thereof;
- Establish a reasonable Reserve fund for operation of the Company and potential future or contingent Company liabilities;
- Pay, collect, compromise, arbitrate or otherwise adjust any and all claims or demands of or against the Company or a Property to the extent that any settlement of a claim does not exceed available insurance proceeds;
- Work with an accounting firm in its preparation of Company budgets and financial reports, if necessary or appropriate to the Company's operation, including but not limited to, filing all federal and state tax returns and reports and periodic financial statements;
- Appoint a different Tax Representative;
- Execute and deliver bonds and/or conveyances in the name of the Company provided the same are done in the ordinary course of the Company's business;
- Engage in any kind of legal activity and perform and carry out contracts of any kind necessary or incidental to, or in connection with, the operation of the Company or a Property;
- Make an annual calculation of the Estimated Market Value of the Company and report it to the Members using any commercially acceptable method for doing so;
- Make a decision to purchase, exchange, refinance, or sell a Property on behalf of the Company;

- Take any action authorized in Article 2.3 if additional funds are needed for Company operation;
- Admit new or substitute Members and disassociate Members as described herein;
- File evictions against tenants who violate their leases, and/or file lawsuits against contractors or third parties who fail to perform contracted services to the satisfaction of the Manager;
- Update Appendix A to reallocate among other Members the Percentage Interests of a Member whose Interests are being added, sold, transferred, modified, surrendered, abandoned, disassociated, voided, and/or reduced; and
- Dissolve the Company, and sell all or substantially all of the Assets of the Company or all of the Membership Interests in the Company, in each case in the Manager's sole discretion and without any vote or consent of the Members.

6.4 MAJOR DECISIONS; RESTRICTIONS ON AUTHORITY OF MANAGER

The Manager shall not have the authority to, and hereby covenants and agrees that it shall not, make or perform any of the following Major Decisions without first having obtained the affirmative vote of a majority of the outstanding Investor Units:

- In the event that the Manager (or its affiliates or successors) sells all or a majority of its/their Membership Interests (in one or a series of transactions) to an unaffiliated third party (or parties) and the Membership Interests of the entirety of the Investor Members is not to be included in such sale, the Investor Members shall receive advance written notice of such sale and shall have the option to include their Membership Interests in the sale.
- Confess a judgment against the Company (pursuant to a lawsuit, but not in connection with obtaining a loan) in an amount in excess of insurance proceeds in which a capital call of the Members would be required to satisfy the judgment.
- Cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company as set forth in Articles 1.9 and 1.10 hereof.
- File a lawsuit on behalf of the Company or confess a judgment against the Company in an amount in excess of insurance proceeds.
- Knowingly perform any act that would subject any Members to liability as a general partner in any jurisdiction.
- Cause the Company to voluntarily take any action that would cause a bankruptcy of the Company.
- Change the tax status of the Company or take any action inconsistent with Article 1.8 hereof and Section 3.2 of Appendix B hereto.
- Alter the Percentage Interests applicable to the Interests, other than as described in Article 2.1.2 (wherein allocation within the Manager Units is solely reserved to the Manager) or in Article 2.2 hereof.

The Members shall have the authority to vote on the matters provided in this Article and specifically provided elsewhere in this Agreement (see summary of voting rights in Article 7.4).

6.5 EMPLOYMENT OF AFFILIATED OR UNAFFILIATED SERVICE PROVIDERS

The Company may employ, without approval of the Members, Affiliated or unaffiliated service providers, including, but not limited to real estate brokers, Property Managers, engineers, contractors, architects, title or escrow companies, attorneys, accountants, bookkeepers, property inspectors, etc., as necessary to facilitate the acquisition, management, and sale of its Properties. Such services will be employed in the locale of the Properties on terms that are deemed to be commercially reasonable in the geographic area where the Properties are located, and provided that all contracts with Affiliated Persons are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties.

6.6 DELEGATION OF DUTIES

The Manager shall have the right to perform or exercise any of its rights or duties under this Agreement through delegation to or contract with Affiliated or unaffiliated service providers, agents, or employees of the Manager, provided that all contracts with Affiliated Persons are on terms at least as favorable to the Company as could be obtained through arms-length negotiations with unrelated third parties; and further provided that the Manager shall remain primarily responsible for the active supervision of such delegated work.

6.7 CONSULTATION; PERIODIC REPORTS

The Manager agrees to use its best efforts at all times to keep the Members advised of material matters affecting the Company and to provide periodic reports to the Members on request, which may be oral or in written form at the Manager's discretion. Further, the Manager will be available for questions during normal business hours.

6.8 MANAGER'S RELIANCE ON INFORMATION PROVIDED BY OTHERS

Unless the Manager has knowledge concerning the matter in question that makes reliance by the Manager unwarranted, the Manager is entitled to rely on information, opinions, reports, or statements, including but not limited to financial statements or other financial data, if prepared or presented by:

- One or more Members, Managers, employees, or contractors of the Company who the Manager reasonably believes to be reliable and competent in the matter presented;
- Legal counsel, accountants, or other Persons as to matters the Manager reasonably believes are within the Person's professional or expert competence; or

- A committee of members or managers of which he or she is not a member if the Manager reasonably believes the committee merits confidence.

6.9 LIMITATION OF LIABILITY; EXCULPATION; INDEMNIFICATION

6.9.1. LIMITATION OF LIABILITIES

No Manager or Member shall have any liability whatsoever for the obligations or liabilities of the Company or for any breach of duty in any capacity, except to the extent expressly provided in the Loan Documents, this Agreement or pursuant to non-waivable provisions of the Act. No Manager or Member shall owe any duty (fiduciary or otherwise) to the Company or the Members, except pursuant to non-waivable provisions of the Act. No Member shall be required to return any distribution from the Company, except as expressly provided under non-waivable provisions of the Act. Notwithstanding any other provision in this Agreement, no Member shall have any obligation to restore a deficit Capital Account. Each Member and Manager and their Affiliates may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the Manager and other Members shall have no interest in such businesses and no claims on account of such businesses.

Nothing in this section shall be construed to affect the liability of a Member of the Company (1) to third parties for the Member's participation in tortious conduct, or (2) pursuant to the terms of a written guarantee or other contractual obligation entered into by the Member (such as a loan guarantee, etc.).

6.9.2. EXCULPATION

The Manager shall not be subject to any liability to the Company for the doing of any act or the failure to do any act authorized herein, and/or as permitted under the Act, provided it was performed in good faith to promote the best interests of the Company, including any liability, without limitation, of any Manager, Member, officer, employee, or agent of the Company, against judgments, settlements, penalties, fines, or expenses

6.9.3. INDEMNITY OF THE MANAGER

The Manager (including its members, officers, employees, and agents) are specifically excluded from personal liability for any acts related to the Company, whether they relate to internal disputes with Members, external disputes with third parties or regulatory agencies, etc., except for cases where a finding is made by a court of law or arbitrator that the Manager engaged in:

- Intentional misconduct including, but not limited to, a knowing violation of the law; or

- For liabilities arising under violation of the Securities Act of 1933, any regulations promulgated thereby, or any state securities laws (as such indemnification is against public policy per the SEC).

Except for these exclusions, the Company shall indemnify and hold harmless the Manager from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any Person or entity, including payment for the Manager’s

defense (including reasonable attorneys' fees and costs) arising from or in any way connected with the conduct of the business of the Company. See also Article 13.3.4 regarding attorneys' fees and costs related to internal disputes.

Further, each Member shall indemnify and hold harmless the Company and the Manager, including its officers, shareholders, directors, employees and agents from and against any and all loss, cost, liability, expense, damage or judgment of whatsoever nature to or from any Person or entity, including reasonable attorneys' fees, arising from that Member's fraud or intentional misrepresentation(s) that it met the investor eligibility requirements described in the Company's Form C offering statement and Subscription Agreement prior to its admission as a Member.

6.10 LIABILITY INSURANCE

The Company may, at the Manager's discretion, and as a Company expense, purchase and maintain insurance on behalf of the Company, the Manager, a Member, or employee(s) of the Company against any liability asserted against and incurred by the Company, the Manager, a Member, or employee in any capacity relating to or arising out of the Company's, Member's, Manager's, or employee's status as such. Such insurance may be in the form of Directors and Officers Insurance, Key Man Insurance, Employer's Liability Insurance, General Business Liability Insurance, and/or any other applicable insurance policy.

6.11 MANAGER HAS NO EXCLUSIVE DUTY TO COMPANY

The Manager shall not be required to manage the Company as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in other activities of the Manager or its members, or to the income or proceeds derived therefrom.

6.12 COMPANY'S RIGHT TO OFFSET TAX OR LEGAL EXPENSES PERTAINING TO MEMBER

The Company may offset from a Member's Distributions the amount of any legal fees, CPA fees or other expenses the Company or the Manager may incur in relation to such Member's personal or outside tax or legal issues. The purpose of this clause is to allow the Company to be reimbursed from such Member's Distributions for all costs it incurs responding to CPA requests, litigation discovery requests or other orders related to tax issues, a lawsuit, bankruptcy, divorce, judgment, regulatory investigation, etc., pertaining to such Member, so long as the Company and/or the Manager itself is not a named party.

6.13 INVESTMENT COMPANY ACT COMPLIANCE; REGULATION CROWDFUNDING ELIGIBILITY

The Company is not, and shall not hold itself out as, an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company does not rely on Rule 3a-9 under the 1940 Act or on any exclusion in Section 3(b) or 3(c) of the 1940 Act (including Section 3(c)(5)(C)), because reliance on any such exclusion would make the Company ineligible to offer Interests under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR Part 227). The Manager

shall conduct the business of the Company, and shall not cause or permit the Company to take any action, except in compliance with this Article. In this Article, “Investment Securities” has the meaning given in Section 3(a)(2) of the 1940 Act, and “Total Assets” means the Company’s total assets, exclusive of Government securities and cash items, determined on an unconsolidated basis, with securities valued at fair value and all other assets at cost, as provided in Section 2(a)(41) of the 1940 Act.

(a) Form of Ownership. The Company shall acquire and hold each Property directly in fee simple, as a tenant-in-common, or through a wholly owned or majority-owned subsidiary that holds title to real property, is not an investment company, and does not rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act (a “Qualifying Subsidiary”). “Majority-owned” means that the Company owns more than fifty percent (50%) of the outstanding voting securities of the subsidiary.

(b) Joint Ventures. The Company may acquire an interest in a joint venture or other co-investment entity only if the Manager has determined, on the advice of counsel, that (i) the entity holds real property and is not itself an investment company, and (ii) either (A) the entity is a Qualifying Subsidiary, (B) the interest is not a security, or (C) the interest is a security and, immediately after the acquisition, the Investment Securities Limit would not be exceeded.

(c) Investment Securities Limit. Investment Securities shall not exceed twenty-five percent (25%) of Total Assets (the “Investment Securities Limit”), tested at the time of each acquisition of a joint venture interest or other security and as of the end of each fiscal quarter.

(d) No Pooled Investments. The Company shall not use offering proceeds to acquire interests in InvestInTheROC LLC or any other syndicate, fund or pooled investment vehicle, and shall not be primarily engaged in investing, reinvesting or trading in securities.

(e) Uninvested Funds. Pending investment in Properties, the Company shall hold offering proceeds only in cash, cash items or Government securities.

(f) Cure. If the Investment Securities Limit is exceeded, the Manager shall, within ninety (90) days, restore compliance by increasing the Company’s interest in the applicable entity, acquiring additional assets that are not securities, disposing of Investment Securities, or otherwise restructuring, and shall report the excess and the cure to the Members in the next periodic report.

(g) Reliance on Counsel; No Third-Party Rights. The Manager may rely on the advice of counsel in making determinations under this Article. The limits in this Article are covenants of the Manager to the Company and create no rights in any third party.

(h) Amendment. This Article may not be amended in a manner that would permit the Company to rely on Section 3(b) or 3(c) of the 1940 Act while Interests are being offered or sold under Regulation Crowdfunding.

7. RIGHTS AND OBLIGATIONS OF MEMBERS

7.1 LIMITATION OF LIABILITY

Each Member's liability shall be limited to the extent allowable by the Act and other applicable law. The debts, obligations and liabilities of the Company, whether arising from contract, tort or otherwise, shall be solely the debts obligations and liabilities of the Company. No Member or Manager shall be obligated personally for such debt, obligation, or liability of the Company, solely by reason of being a Member of the Company.

7.2 COMPANY DEBT LIABILITY; OWNERSHIP MAY TRIGGER DEBT LIABILITY

A Member will not be personally liable for any debts or Losses of the Company beyond such Member's respective Capital Contributions to the Company; except as otherwise required by law.

7.3 MEMBERS' OBLIGATION OF GOOD FAITH AND FAIR DEALING

Each Member (and the Manager) shall discharge their duties to the Company and exercise any rights consistently with the contractual obligation of good faith and fair dealing.

7.4 AUTHORITY OF THE MEMBERS; SUMMARY OF VOTING RIGHTS

Pursuant to this Agreement, the Manager has absolute powers to operate the business of the Company. The Members have authority to vote only on the specific decisions authorized in various provisions of this Agreement and summarized below.

7.4.1. VOTES REQUIRING APPROVAL OF A MAJORITY OF THE INVESTOR UNITS

A vote of a majority of the outstanding Investor Units (Income Units and Equity Units voting together, one vote per Unit) is required to:

- Approve any amendment to this Agreement that materially and adversely affects the rights, preferences or economic terms of the Investor Units (per Article 15.3);
- Approve any Major Decision (see Article 6.4); and
- Fill a vacancy after the Manager has resigned or been removed (see Article 8.7).

7.4.2. VOTES REQUIRING APPROVAL OF 75% OF THE OUTSTANDING INVESTOR UNITS

Members who own seventy-five percent (75%) of the Investor Units must affirmatively vote to approve any of the following actions:

- To issue a Notice to Perform to the Manager; and
- To remove the Manager for Good Cause (see Articles 8.3 and 8.4).

7.4.3. OTHER MATTERS

The Manager may, in its sole discretion, put any other matter to a vote of the Investor Members. Unless this Agreement provides otherwise, the affirmative vote of a majority of the outstanding Investor Units is required to approve such matter. The Manager has sole authority to decide whether the Company will exchange a Property under Code Section 1031 (see Appendix B, Section 3.3).

7.5 PARTICIPATION

Except as otherwise set forth herein, the Members shall not participate in the day-to-day management of the business of the Company.

7.6 DEADLOCK

Unless otherwise expressly set forth herein, in the event the Members are unable to reach agreement on or make a decision with respect to any matter on which the Members are entitled to vote (as summarized in Article 7.4), the matter shall be subject to the Internal Dispute Resolution Procedure described in Article 13 hereof.

8. RESIGNATION OR REMOVAL OF THE MANAGER

8.1 CONSENT OF LENDER

Notwithstanding any provision in this Article 8 (or any other section permitting the resignation or removal of Manager as manager of the Company), the Manager shall not be removed unless each lender pursuant to any loan has (i) consented to such removal and to the appointment of a new manager of the Company, and (ii) executed documents, reasonably acceptable to the Manager, that fully release all guarantors and their affiliates from any guaranty agreement and any personal guaranties, environmental indemnities and any other liability to lender with respect to each loan.

8.2 RESIGNATION

The Manager of the Company may resign at any time by giving written notice to the Members. However, this may require approval of a lender if any loan in effect at the time of resignation was conditioned on the qualifications of the Manager or its members. The resignation of the Manager shall take effect sixty (60) days after receipt of notice thereof or at such other time as shall be specified in such notice, or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

8.3 REASONS FOR REMOVAL; GOOD CAUSE DEFINED

Per Article 6.2, the previous Manager must serve until a new Manager is hired or elected. The Investor Members hereby agree that any right of removal shall be exercised only in good faith. "Good Cause" shall include only the following, as determined by a vote of at least seventy-five percent (75%) of the outstanding Investor Units:

- Any of the acts described in Article 6.9 hereof;
- A breach of a Manager's duties or authority hereunder;
- Willful or wanton misconduct;
- Fraud;
- Bad faith;
- Death or disability wherein the Manager (or any of the members of the Manager with authority to Manage the Company) dies or becomes physically, mentally, or legally incapacitated such that it can no longer effectively function as the Manager of the Company or the dissolution, liquidation or termination of any entity serving as the Manager and no other member, officer or director of the Manager is willing or able to effectively perform the Manager's duties; however, if the Manager is a legal entity, and it can appoint a replacement according to its governing document, this would not become a removal event;
- Disappearance wherein no member of the Manager returns phone calls and/or written correspondence (including email) for more than thirty days (30) without prior notice of their collective anticipated absence, or failure to provide the Members with new contact information;
- Issuance of a charging order or judgment against the Manager's Interest that precludes the Manager from receiving Cash Distributions or Fees from the Company;
- A finding by a court of law or arbitrator that the Manager committed any of the acts described in Article 6.9, for which the Manager is specifically not indemnified by the Company; or
- The Manager becomes subject to a "disqualifying event" at any time during operation of the Company (as that term is defined in Rule 503 of Regulation Crowdfunding, 17 CFR 227.503).

Notwithstanding the above, no Manager may be removed pursuant to this Article unless either (i) such Manager and all Affiliates of such Manager have been released and indemnified from any and all liability under guaranties or indemnities they may have given to any lender in respect of any debt of the Company or (ii) the Company refinances its existing debt such that all Company debt is non-recourse to the removed Manager and its Affiliates

8.4 REMOVAL PROCESS

8.4.1. NOTICE TO PERFORM

Prior to initiating a removal action per this Article for Good Cause, the Investor Members holding seventy-five percent (75%) of the outstanding Investor Units (other than any Investor Units retained by the Manager or its Affiliates) shall issue a Notice to Perform to the Manager in accordance with the notice provision in Article 15.1 hereof. Such Notice to Perform shall describe the matters of concern to the Investor Members and shall give the Manager up to sixty (60) days to correct the matter of concern to the satisfaction of the Investor Members.

If the Manager fails to respond to the concerns or demands contained in such Notice to Perform to the satisfaction of the Investor Members the following shall apply:

- Upon the affirmative vote of seventy-five percent (75%) of the outstanding Investor Units, the Manager may be immediately removed, temporarily or permanently, for Good Cause as determined by: a) the Members holding the requisite Interests, or (b) by an arbitrator or judge per Article 13.5.2. Note, however, that removal of the Manager may require pre-approval of a lender or substitution of a loan guarantor if any loan was conditioned on the qualifications of the Manager or its members.

8.4.2. REMOVAL NOTICE REQUIREMENTS

Notice of the Manager's removal shall be provided in a Removal Notice, duly executed by Investor Members holding seventy-five percent (75%) of the outstanding Investor Units. The Removal Notice shall be sent via express or overnight delivery to the removed Manager's record place of business. The Removal Notice shall designate the newly appointed manager who shall succeed the removed Manager, and/or a Member to whom the removed Manager must convey all documents and things necessary to continue management of the Company.

Within fifteen (15) business days of such Removal Notice, or such reasonable extension as the removed Manager shall request (which shall in no case exceed thirty (30) calendar days), the removed Manager shall voluntarily surrender all documents, books, records, bank accounts, and things (Documents and Things) related to management of the Company to the newly appointed Manager or designated Member. If the removed Manager fails to voluntarily comply with this Article, the Company may seek reimbursement for any costs associated with collecting such Documents and Things from the removed Manager, by deducting the costs, including attorneys' fees and other necessary costs of collection (on production of receipts therefore) or forensic reconstruction, from any Distributable Cash or Fees the removed Manager may otherwise be entitled to collect as described in Article 4.

8.4.3. REMOVAL OF AN AFFILIATED PROPERTY MANAGER

If the Manager is removed for Good Cause, an Affiliate of the Manager then-acting as the Property Manager may be concurrently removed, if the Property Manager is also specified in the Notice to Perform and Notice of Removal provided by the Investor Members to the Manager. Removal of any affiliated Property Manager, if included, shall take effect concurrent with the effective date of removal of the Manager. If the affiliated Property Manager is not specified in the Notice to Perform and Notice of Removal, or if the Property Manager is not affiliated with the Manager, its removal, if desired by the Investor Members, must be performed pursuant to the terms of the contract between the Property Manager and the Company

8.5 EFFECT OF RESIGNATION OR REMOVAL ON MANAGER'S CASH DISTRIBUTIONS AND FEES

In the event of removal or resignation of the initial Manager, Distributions and Fees due the Manager will be re-allocated between the former and new Manager as of the removal or resignation date, as described below:

- Expense Reimbursements: Regardless of resignation or removal, the initial Manager will still be entitled to reimbursement for its costs related to startup and operation, and any interest due thereon, as described in Article 5.1, even if the amount due remains uncollected at the time of removal.
- Asset Management Fee: The asset management Fee described in Article 5.2.2 will be prorated between the initial Manager and the new manager.
- Construction Oversight Fee: The construction management Fee will be prorated between the Manager (or an Affiliate of the Manager) and the new Manager as of the resignation or removal date of the previous Manager. See Article 5.2.3.
- Refinance/Loan Guarantee Fee: The Manager in office at the time a refinance loan for a Property is obtained will be paid this Fee. See Article 5.2.4.
- Disposition Fee: The Manager in office at the time each of the Properties is sold will be paid this Fee. See Article 5.2.5.
- Property Management Fees: (owed to the Manager or an Affiliate of the Manager, if applicable) will be prorated between the Manager (or an Affiliate of the Manager) and the new Manager as of the resignation or removal date if an affiliated Property Manager is concurrently removed. See Articles 5.2.6 and 8.4.3.
- Distributions or Membership Interests of Manager Members will be unaffected by removal or resignation of the initial Manager. See Articles 1.5 and 4.

A removed Manager shall be entitled to copies of all financial statements provided to the Members for so long as it has continued rights to Fees or Distributions. To the extent a member of the removed Manager or the Manager itself remains Member of the Company, it shall retain all rights of any other Member entitled to participate in Cash Distributions, telephone calls, voting, and/or correspondence between the replacement Manager and the Members.

8.6 APPLICABILITY OF INTERNAL DISPUTE RESOLUTION PROCEDURE

Nothing in Article 13 (i.e., the Internal Dispute Resolution Procedure) shall prevent any Manager from being removed pursuant to the procedures described in this Article. However, the removed Manager may request application of the Internal Dispute Resolution Procedure (as described in Article 13) to settle disputes related to possible reinstatement or a determination of the amount(s) of Distributable Cash or Fees to which the removed Manager may be entitled.

The removed Manager shall have only ninety (90) days from: (a) removal, or (b) from receipt of Fees/Distributable Cash from which deductions have been taken, to invoke the Internal Dispute Resolution Procedure described in Article 13 for resolution of any dispute related to such matters. The removed Manager's failure to provide a written objection (per the provisions of Article 13) within ninety (90) days of the occurrence (a) or (b) above shall be deemed acceptance.

8.7 VACANCIES

In the event the Manager has resigned or has been removed or has otherwise ceased to be Manager, the vacancy shall be filled upon the affirmative vote of a majority of the outstanding Investor Units. A Manager elected to fill a vacancy shall be elected for the unexpired term of its predecessor and shall hold office until the expiration of such term and until the replacement Manager's successor shall be elected and shall qualify or until his earlier death, resignation, removal, liquidation, dissolution or termination.

9. MEETINGS OF MEMBERS

9.1 ANNUAL MEETING

No Annual Meeting of the Members is required.

9.2 MEETINGS

The Manager may call a meeting of the Members at any time and for any purpose. Whenever it wishes to call it meeting, the Manager shall give notice of the Meeting to the Members.

9.3 PLACE OF MEETINGS

The Manager may designate any place, either within or outside of the State of New York, as the place of meetings of the Members, and may conduct meetings electronically via telephone or video calls.

9.4 NOTICE OF MEETINGS

Except as provided in Article 9.5 below, written notice via email stating the place, day, and hour of the meeting and the purpose or purposes for which the meeting is called shall be given at least three (3) days and not more than ninety (90) days before the

date of the meeting. A vote taken at a meeting with less than three (3) days' notice will only be valid if the requisite percentage of Members provide subsequent written consent.

9.5 MEETING OF ALL MEMBERS

If all of the Members meet at any time and place, either within or outside of the State of New York, and consent to the holding of a meeting at such time and place in writing, such meeting shall be valid without call or notice, and at such meeting, a lawful vote may be taken.

9.6 RECORD DATE

For the purpose of determining: 1) Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof; 2) Members entitled to receive payment of any Cash Distribution; or 3) to make a determination of Members for any other purpose; the date on which notice of the meeting is mailed or the date on which the Distribution determined by the Manager (i.e., at the end of a quarter or such other date as the Manager shall establish for determining a Distribution, as the case may be, shall be the record date for such determination of Members.

9.7 QUORUM

Members representing a Majority of Interests, whether represented in person or by proxy, shall constitute a quorum at any duly noticed meeting of Members (per Article 9.4). In the absence of a quorum at any such meeting, a majority of the Members present may adjourn (i.e., reschedule) the meeting for a new date to occur within thirty (30) days. A notice of the adjourned meeting shall be given to each Member of record entitled to vote.

9.8 MANNER OF ACTING

An affirmative vote of the requisite Interests (see summary in Article 7.4) shall be considered an act of the Members on such matters as they are entitled to vote. Consent transmitted by electronic transmission (i.e., email) by a Member or Person authorized to act for a Member shall be deemed to have been written and signed by the Member, regardless of whether they appeared at a meeting.

9.9 PROXIES

At all meetings of Members, a Member may vote in person, by proxy executed in writing by the Member, or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxies.

9.10 ACTION BY MEMBERS WITHOUT A MEETING

Action required or permitted to be taken at a meeting of Members may only be taken without a meeting if the action is approved by written consent of the requisite Percentage Interests required to approve the action taken, signed by each Member casting a vote, and delivered to the Manager for inclusion in the minutes or filing with the Company records.

9.11 ELECTRONIC MEETINGS

Meetings of Members may be held by means of a conference telephone call so that all Persons participating in the meeting can hear each other. Participation in a meeting held by conference telephone call shall constitute presence of the Person at the meeting.

9.12 WAIVER OF NOTICE

When any notice is required to be given to any Member, a waiver thereof in writing signed by the Person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

10. FISCAL YEAR, BOOKS AND RECORDS, BANK ACCOUNTS, TAX MATTERS

10.1 FISCAL YEAR

The Company, for accounting and income tax purposes, shall operate on a Fiscal Year ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager, which may include cost segregation. The books and records of the Company will be kept on a cash or accrual basis, at the advice of the Company's tax advisor, in accordance with sound accounting practices to reflect all income and expenses of the Company.

10.2 COMPANY BOOKS AND RECORDS

Copies of all accounts, books, and other relevant Company documents (as further specified below) will be kept at the office of the Manager for at least seven (7) years:

- A current list of the full name and last known business or residence street address of each Member and of each holder of an Economic Interest in the Company, together with the contribution and the share in Profits and Losses of each Member and holder of an Economic Interest, and any "agreed value" attributable to such Interest, which list shall exclude confidential information about the Members or the Manager;
- Copies of records that would enable a Member to determine the relative voting rights, if any, of the Members;
- A current list of the full name and last known business or residence address of the Manager;

- A copy of this Agreement and any amendments thereto or prior executed versions thereof, together with any powers of attorney pursuant to which the Agreement or any amendments thereto were executed;
- Copies of the Company's federal, state, and local income tax or information returns and reports, if any, and any substantiating information for such returns and reports, until the statute of limitations of such returns and reports;
- Copies of any financial statements of the Company, if any, for the seven (7) most recent years; and
- The books and records of the Company as they relate to the internal affairs of the Company for at least the current and past seven (7) Fiscal Years.

Further, the Company shall retain a copy of the Articles of Organization and all amendments thereto, together with any powers of attorney pursuant to which the Articles or any amendments thereto were executed, for as long as the Company is in existence.

A Member may:

- At the Member's own expense, inspect and copy any Company record upon reasonable request during ordinary business hours; and
- Obtain from time to time upon reasonable demand:
    - True and complete information regarding the state of the business and financial condition of the Company;
    - Promptly after becoming available, a copy of the Company's federal, state, and local income tax returns, if any, for each year; and
    - Other information regarding the affairs of the Company as is just and reasonable.

As stated above, a Member shall have the right, during ordinary business hours, to inspect and copy the Company documents listed above at the Member’s expense. However, the Member must give seven (7) days’ notice to the Manager of such Member’s intent to inspect and/or copy the documents and may only inspect and copy such Company documents for a purpose reasonably related to the Member’s Interest in the Company as approved by the Manager. The Company may impose a reasonable charge, limited to the costs of labor and material, for copies of records furnished. The Company may elect, at its option, to provide the requested document electronically.

To the extent allowed by law, the Manager shall keep the Members’ contact information confidential.

10.3 BANK ACCOUNTS

All funds of the Company shall be held in a separate bank account(s) in the name of the Company as determined by the Manager.

2.3).

10.4 REPORTS AND STATEMENTS

The Manager will prepare an annual information package that will be available on request by April 1st of each year. The annual information package will include such things as an annual operations update, an annual statement showing the revenue and expenses of the Company and the balance sheet thereof at the end of the fiscal year, and a copy of the Company tax return, and a statement of such Member's share of the Company profit or loss and distribution of cash, if any. Necessary tax information with respect to the Company for Federal and State purposes shall be furnished to each Member. However, the K-1 forms will be sent to all of the Members by March 15th unless the Company files an extension request to extend the due date of filing its partnership tax return. The Company will also file an annual report on Form C-AR with the Securities and Exchange Commission and post it on its website no later than 120 days after the end of each fiscal year, until it is eligible to terminate that obligation under Rule 202 of Regulation Crowdfunding.

To the extent allowed by law, the Manager shall keep the Members' financial identity, each Member's financial information with respect to the Company, and contact information confidential.

10.5 TAX MATTERS

Jason Johansen shall serve as the partnership representative (Tax Representative) for purposes of Code Sections 6221 through 6223. In the event such Tax Representative is no longer willing or able to serve in this capacity, the Manager shall appoint a new Tax Representative. See Appendix B, Section 5 for a more complete explanation.

11. VOLUNTARY TRANSFER; ADDITIONAL AND SUBSTITUTE MEMBERS

This Article 11 pertains to all Interests in the Company.

11.1 VOLUNTARY WITHDRAWAL, RESIGNATION OR DISASSOCIATION PROHIBITED

A Member may not withdraw, resign or voluntarily disassociate from the Company, unless such Member complies with the transfer provisions set forth in this Article. The provisions of this Article shall apply to all voluntary transfers (Voluntary Transfers) of a Member's Interests. Involuntary Transfers are addressed in Article 12.

11.2 ADMISSION OF ADDITIONAL MEMBERS

Any extension of the offering deadline, and any additional offering of Investor Units or of Interests equal or senior to the Investor Units, will be made only in compliance with the Securities Act of 1933 and applicable law, including, where the offering is made under Regulation Crowdfunding, the filing of a Form C/A and the investors' right to reconfirm their commitments (see Article 2.3).

The initial Manager additionally reserves the sole and exclusive right to allocate or re-allocate Manager Units and admit new Manager Members without the approval of Investor Members. If the initial Manager is removed, the Manager Units may not be further altered except by unanimous vote of the Manager Members or for cause, as described in Article 12.1 or 12.2 hereof.

11.3 TRANSFER PROHIBITED EXCEPT AS EXPRESSLY AUTHORIZED HEREIN

No Member may voluntarily, involuntarily, or by operation of law assign, transfer, sell, pledge, hypothecate, or otherwise dispose of (collectively, to "transfer") all or part of its Interest in the Company, except as is specifically permitted by this Agreement, with the approval of the Manager, and provided the following conditions are met. Any Voluntary Transfer made in violation of this Article shall be void and of no legal effect.

- Voluntary Transfer will not require registration of Interests under any federal or state securities laws;
- The transferee delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement.
- Such Voluntary Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended;
- The transferor or the transferee delivers the following information to the Company: (i) the transferee's taxpayer identification number and (ii) the transferee's initial tax basis in the transferred Economic Interest; and
- Such Voluntary Transfer will not result in the Company being taxed as other than a partnership for federal or state income tax purposes.

Further, in no event shall any Voluntary Transfer be made within one (1) year of the initial sale (except for a sale to the Company as described in Article 11.6 below) of the Interests proposed for transfer unless the transfer is permitted by Rule 501 of Regulation Crowdfunding (17 CFR 227.501) (to the Company, to an accredited investor, as part of an offering registered with the Securities and Exchange Commission, or to a family member or trust, or in connection with death or divorce). In addition, no Voluntary Transfer may be made at any time unless the Company receives an opinion of counsel satisfactory to the Company and its counsel that the transfer complies with the Securities Act of 1933, Rule 501 of Regulation Crowdfunding (to the extent applicable) and applicable state securities laws. The Manager is legally obligated to refuse to honor any transfer made in violation of this provision.

11.4 CONDITIONS FOR PERMISSIBLE VOLUNTARY TRANSFER; SUBSTITUTION

A permitted transfer of any Member's Interest shall only be granted as to the Member's Economic Interest unless the Manager accepts a permitted transferee as a Substitute Member. A permitted transferee shall become a Substitute Member only on satisfaction of all of the following conditions:

- Filing of a duly executed and acknowledged written instrument of assignment in a form approved by the Manager specifying the Member's Percentage Interest (including what percentage and/or number of Investor Units and the Class of Interests it constitutes) being assigned and setting forth the intention of the assignor that the permitted assignee succeed to the assignor's Economic Interest (or the portion thereof) and/or its Interest as a Member with respect to the specified Interests;
- Execution, acknowledgment and delivery by the assignor and assignee of any other instruments reasonably required by the Manager including an agreement of the permitted assignee to be bound by the provisions of this Agreement; and
- The Manager's approval of the transferee's or assignee's admission to the Company as a Substitute Member and concurrent and complete Disassociation of all of the Membership and Economic Interests of the transferor.

Furthermore, any Substitute Member must be a Person who meets the original qualification requirements for Investors described in the Company's Form C offering statement, and must sign this Agreement and the Subscription Agreement.

11.4.1. TRANSFER OF A MEMBER'S INTEREST TO AN AFFILIATE

Nothing in this Article shall prevent a Member from transferring its entire Membership Interest (Economic and voting rights, etc.) or any portion thereof to an Affiliate (as defined in Appendix C) of the original Member. Approval of substituted Membership of an Affiliate shall not be unreasonably withheld by action of the Manager on the delivery of all requested documents necessary to accomplish such a transfer. However, any subsequent conveyance or transfer of ownership interests within the Affiliate so that it no longer meets the definition of an Affiliate with respect to the original Member, shall make its membership in the Company subject to Disassociation (per Article 12) by the Manager. Unless the Affiliate requests and is approved by the Manager as a Substitute Member, an unauthorized Affiliate shall have only the Economic Interest of the former Member.

11.5 ADMISSION OF NEW MEMBERS

The Manager may elect to admit new Members for such Capital Contributions and on such terms and conditions and Unit prices as the Manager shall determine pursuant to Article 2.3 hereof. The admission of a new Member, or the adjustment of Unit prices, to the Company shall not require or be deemed an amendment to this Agreement.

11.6 VOLUNTARY TRANSFER; ORDER OF PREFERENCE

In the event a Member wishes to transfer their Interests (a Voluntary Transfer), the Member shall propose its desired selling price, after which the opportunity to purchase the Interests may be offered in the following order of preference: first to the Company, then to the Manager (or its members or their Affiliates), then to a proposed purchaser introduced by the selling Member, then to the other Members (facilitated by the Manager), then to outside third parties. The purchase price shall be determined on such terms as may be negotiated between the selling Member and the proposed purchaser(s); but if the final negotiated price offered by a third party is lower than the price offered to the Company, the Manager, or the other Members, their rights to purchase the Interests at the newly offered price may be reinstated at the Manager's option.

For offers made to other Members, the Manager may set a minimum investment amount, give preference to the highest offers first, accept offers on a first-come, first-served basis, or any other criteria it deems appropriate, given the circumstances surrounding the transfer. Such transfer may be authorized solely by the Manager without consent of the other Members, provided the Manager deems the transfer to be in the Company's best interests.

11.6.1. COSTS OF CONVEYANCE FOR VOLUNTARY TRANSFER

In the event that the Company, the Manager and/or Members elect to purchase as provided in this Article, the cost of such transaction, including without limitation, recording fees, escrow fees, if any, and other fees, (excluding attorneys' fees which shall be the sole expense of the party who retained them) shall be the responsibility of the Transferor. For any transfer, the Manager may charge the Transferor a processing fee of up to One Thousand Dollars ($1,000) per purchaser for administering any Voluntary Transfer of a Member's Interest. The Transferor shall deliver all appropriate documents of transfer for approval by the Manager, at least three (3) days prior to the closing of such sale for its review and approval.

11.6.2. TERMINATION OF SELLING MEMBER'S INTERESTS; INDEMNIFICATION OF SELLING MEMBER FOR FURTHER ACTS OF THE COMPANY

From and after the date of such closing, the Transferor shall have no further Interest in the Assets, Property, or income of the Company and, as a condition of the sale, the Person(s) or entities purchasing the Interests shall indemnify and hold harmless the Transferor from and against any claim, demand, loss, liability, damage or expense, including without limitation, attorneys' fees arising from the subsequent operation of the Company.

11.6.3. RIGHTS AND INTERESTS OF VOLUNTARY TRANSFEREE; ADJUSTMENT OF VOTING RIGHTS

If a Member transfers its Interest to a third-party Transferee pursuant to this Article, such Transferee shall only succeed to the Member's Economic Interest until such time, if ever, that it complies with the provisions of Article 11.4 and is approved by the Manager as a Substitute Member. Until then, the voting Interests of the Remaining Members (i.e., all Members other than the Transferor Member) will be increased proportionately as if the Transferor's Interest had been liquidated by the Company and re-allocated among the remaining Members pro rata in proportion to their respective Percentage Interests.

The obligations, rights and Interests of the Transferor, Transferee, and any Substitute Members shall inure to and be binding upon the heirs, successors and permitted assignees of such Members subject to the restrictions of this Article. A third-party Transferee shall have no right of action against the Manager or the Company for not being accepted as a Substitute Member.

12. INVOLUNTARY TRANSFER; DISASSOCIATION

12.1 DISASSOCIATION FOR CAUSE

Any Member, regardless of Class of membership, may be immediately disassociated (i.e., expelled) from the Company for "cause" (as defined in this Article 12.1 below) pursuant to a judicial determination, or upon a written finding by the Manager or applicable judicial body that such Member engaged in one or more of the acts below:

- Engaged in wrongful conduct that adversely and materially affected the Company's business;
- Willfully or persistently committed a material breach of this Agreement;
- Engaged in conduct relating to the Company's business, which makes it not reasonably practicable to carry on the business with the Member;
- Engaged in willful misconduct related to its Membership in the Company;
- Engaged in communication with third parties, such as lenders, vendors, property managers, contractors, or other independent contractors related to Company activities or finances, that the Manager has the sole authority to conduct per Article 6.3 hereof, unless specifically authorized in writing by the Manager to do so; or
- Failed to provide information requested by a Lender in the time required by such lender to close on a loan for the Property or makes the provision of such information conditional on some act of the Manager or other Members; or

12.2 DISASSOCIATION BY OPERATION OF LAW

Additionally, a Member may be disassociated by operation of law, solely by action of the Manager, after notice and a reasonable time to cure, upon the occurrence of any of the following "Triggering Events:"

- Upon Voluntary or Involuntary Transfer of all or part of a Member's Economic Interest; or
- Any Member who is a "covered person" under Rule 503 of Regulation Crowdfunding (17 CFR 227.503) and becomes subject to a "disqualifying event" at any time during operation of the Company may automatically be, solely by action of the Manager: a) disassociated, b) removed from the Manager entity, or c) stripped of its voting rights (if an Investor), as appropriate and necessary to preserve the Company's exemption under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding.
- In the case of a Member that is a legal entity, the Member's:
    - Becoming a debtor in Bankruptcy;
    - Executing an assignment of all or substantially all of its Economic Interest for the benefit of creditors;

- The appointment of a trustee, receiver, or liquidator of the Member or of all or substantially all of the Member's property including its Interest in the Company pursuant to an action related to the Member’s insolvency
- Dissolution, suspension, or failure to maintain in good standing the legal operating status of a corporation, partnership or limited liability company that is a Member of the Company; or

- In the case of a Member who is an individual:
  - The Member's death;
  - Becoming a debtor in Bankruptcy;
  - The appointment of a guardian or conservator of the property of the Member; or
  - A judicial determination of incapacity or other such determination indicating that the Member has become incapable of performing its duties under this Agreement;
- In the case of a Member that is a trust or trustee of a trust, distribution of the trust's entire rights to receive Distributions from the Company, but not merely by reason of the substitution of a successor trustee;
- In the case of a Member that is an estate or personal representative of an estate, distribution of the estate's entire rights to receive Distributions from the Company, but not merely the substitution of a successor personal representative; or
- Termination of the existence of a Member if the Member is not an individual, estate, or trust, other than a business trust.

12.3 DISASSOCIATION PROCEDURE

12.3.1. NOTICES

The Manager will first send a Notice of Intent to Disassociate to the Member’s last known email address containing the reasons for the proposed Disassociation. Depending on the urgency of the request, additional communication methods, such as phone calls and texts, may be used to communicate the Notice of Intent to Disassociate to the Member.

If the Member fails to respond or comply with the Manager’s Notice of Intent to Disassociate within the timeframe requested for compliance (which may be immediate if information and/or signatures are needed for a loan closing or other regulatory deadline), and the reason for the proposed Disassociation has not been resolved, the Manager may send a further “Notice of Disassociation” to the Member’s last known email address containing the reasons for the Disassociation. The Disassociation will take immediate effect as soon as the Notice of Disassociation is sent.

12.3.2. EFFECT OF DISASSOCIATION

After the Manager sends the Notice of Disassociation to a Member, such Member shall immediately cease to be a Member of the Company and shall henceforth be known as a Disassociated Member. After delivery of the Notice of Disassociation, the Manager may perform any necessary actions as if the Member were not a Member of the Company, which may include revising the Member list (Exhibit A, Table 1) to omit the Disassociated Member, and/or increasing the voting Interests of the remaining

Members *pro rata* to absorb the voting Interests formerly owned by the Disassociated Member (for voting but not Distribution purposes).

Any successor in interest who succeeds to a Disassociated Member's Interest by operation of law (per Article 12.2) shall henceforth be known as an Involuntary Transferee. Until reinstatement (if ever, per Article 12.3.3 below), the Disassociated Member's/Involuntary Transferee's right to participate in decisions for which the Disassociated Member previously had a right to vote (as summarized in Article 7.4) will be automatically terminated.

A Disassociated Member/Involuntary Transferee will continue to receive only the Disassociated Member's Economic Interest in the Company, including the right to any Distributions and a return of the Disassociated Member's Unreturned Capital Contributions, if applicable, which shall be disbursed only if and when such Distributions or return of Capital Contributions shall become due Members of the same class per the terms of this Agreement.

12.3.3. REINSTATEMENT

If a Member objects to Disassociation, they will be bound to resolve the dispute in accordance with the Internal Dispute Resolution Procedure described in Article 13, which must be initiated within ninety (90) days of Disassociation. If the reason for the Disassociation can be resolved at any time during the Internal Dispute Resolution Procedure to the satisfaction of the Manager, the Disassociated Member's full Membership Interest may be reinstated, if the Manager determines that doing so would be in the best interests of the Company.

12.3.4. FORCED SALE OF A DISASSOCIATED MEMBER'S INTEREST

If a Disassociated Member/Involuntary Transferee fails to initiate the Internal Dispute Resolution Procedure within ninety (90) days of Disassociation, the Manager may offer the Interests of the Disassociated Member/Involuntary Transferee to prospective purchasers (Purchasing Members), in the following order: first to the Company, then to the Manager(or its members), then to the Remaining Members on a first come/first served basis, then to a third party, any of whom may offer to purchase the Economic Interests of such Member at the current market value of the transferring Member's (Transferor's) Interests or such lesser terms to which the Disassociated Member/Involuntary Transferee may agree. In the absence of agreed terms, the current market value of a Disassociated Member's Interests shall be calculated as described in Article 12.4 below.

An Involuntary Transferee may seek admission and approval as a Substitute Member(s) with full voting rights of the Disassociated Member, which may be granted or denied at the sole discretion of the Manager. Transfer of all or a part of a Disassociated Member's Interests may be authorized or denied solely on the authority of the Manager without consent or approval of the other Members, the Disassociated Member, or an Involuntary Transferee.

12.4 VALUATION AND BUYOUT OF A DISASSOCIATED MEMBER'S INTEREST

If purchasers exist (Purchasing Members) for a Disassociated Member's Interests, the buyout price for the Disassociated Member's Interest will be determined using one of the following methods:

- Negotiated Price: First, if the Purchasing Members or legal representative of the Disassociated Member can agree on a negotiated price for the Interest, then that price will be used; if not,

- Estimated Market Value: Second, the Manager may determine the Estimated Market Value of the Company (per Article 6.3). An Estimated Market Value calculated by the Manager in any commercially accepted manner within the last twelve (12) months (including but not limited to an appraisal related to financing of the Company's Assets) shall conclusively be used to determine the value of a Disassociated Member's Interest. The purchase price shall be the product of the Disassociated Member's pre-disassociation Percentage Interest in the Company times the Estimated Market Value of the Company. To be clear, the Estimated Market Value of the Company shall equal the estimated market value of its Assets minus any outstanding liabilities (i.e., debt, other liens, taxes and/or contractual obligations, and estimated costs of sale), calculated as if a sale of the Assets had occurred on the date of Disassociation. If the value of the Disassociated Member's Interest is determined to be zero, the Manager shall deliver to the Disassociated Member/Involuntary Transferee a copy of such appraisal report(s) or memorandum supporting the determined value.

- Appraisal Method: Third, if both of the above methods fail, the price for a Disassociated Member's Interest shall be determined by appraisal of the Company by one or more independent, certified commercial business appraisers currently operating in the geographic area of the Company's Assets, as follows:

    - The Disassociated Member shall hire and pay the first appraiser, who shall provide an Estimated Market Value for the Company. If acceptable to the parties, this Estimated Market Value will be used to calculate the value of the Disassociated Member's Interest.
    - If the first appraiser's valuation is unacceptable, the Purchasing Members may hire their own appraiser, and the average of the two appraisals (if within twenty percent (20%)) may be used to determine the value of the Company on which the purchase price will be based. If the two appraisals differ by more than twenty percent (20%) and the parties still cannot agree on the value, then,
    - A third appraisal may be obtained (at the option of either party), the cost of which will be split between the Purchasing Members and the Disassociated Member. The average of the two (2) appraisals closest in value will be conclusively used to establish the Estimated Market Value of the Company on which the value of the Interest will be based.

12.5 CLOSING; PAYMENT; AND EXECUTION OF DOCUMENTS

Closing: Unless other terms have been agreed between the Disassociated and Purchasing Members, the following terms shall apply to closing of a Disassociated Member's Interest. After determining value as described above), the Purchasing Members

shall give written notice fixing the time and date for the closing. The closing shall be conducted at the principal office of the Company or other agreed location on the date no more than sixty (60) days after the date of such notice, or such other date as the parties may agree.

Payment; If the value of the Disassociated Interest is greater than zero, the Purchasing Members shall have the option to pay to the Disassociated Member by: a) a promissory note signed by the Purchasing Members, with the principal to be paid in six (6) equal biannual installments (two times/year) at five percent (5%) simple, annual interest, or b) by certified check or wire transfer in an amount equal to the determined value of the Disassociated Member's Interest.

Execution of Transfer Documents: Simultaneously therewith the Disassociated Member shall execute, acknowledge and deliver to the Purchasing Members such instruments of conveyance, assignment and releases as shall be necessary or reasonably desirable to convey all of the right, title and Interest of the Disassociated Member. In the event the Disassociated Member does not (or can't) cooperate with the sale of its Interests, the Manager shall hereby be granted power of attorney to execute such documents as may be necessary and requisite to evidence and cause the transfer only of the Disassociated Member's Interests to the Purchasing Members, as applicable and appropriate for the circumstances.

13. INTERNAL DISPUTE RESOLUTION PROCEDURE

Because the nature of the Company is to generate Profits on behalf of its Members, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the Profits available to other Members or resources necessary to operate the Company. Litigation could require diversion of Company Profits to pay attorneys' fees or could tie up Company funds necessary for operation of the Company or the Properties, impacting the profitability of the investment for all Members. The only way to prevent such needless expense is to have a comprehensive Internal Dispute Resolution Procedure (Procedure) in place, to which each of the Members have specifically agreed in advance of membership in the Company. The Procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and the other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction, or to interpret or enforce any rights or duties under the Act (hereinafter Dispute), the Manager and Members hereby agree to resolve such Dispute by strictly adhering to the Procedure provided below. The following Procedure has been adapted for purposes of this Agreement from guidelines and rules published by the Judicial Mediation, Arbitration and ADR Services (JAMS).

13.1 NOTICE OF DISPUTES

Written notice of a Dispute must be sent to the Manager or Member by the aggrieved party as described in the notice requirements of Article 15.1 below.

13.2 NEGOTIATION OF DISPUTES

The parties hereto shall use their best efforts to settle any Dispute through negotiation before resorting to any other means of resolution. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of sixty (60) days after written notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further notice by either party, the Dispute shall be submitted to mediation administered by JAMS in accordance with the provisions of its Commercial Mediation Rules. The burden is on the complaining party to initiate each next step in this Procedure as provided below.

13.3 MANDATORY ALTERNATIVE DISPUTE RESOLUTION

On failure of negotiation provided above; mediation, and as a last resort, binding arbitration shall be used (in that order) to ultimately settle the Dispute. The following provisions of this Article 13 shall apply to any subsequent mediation or arbitration.

Exception: On unanimous consent of all parties to a Dispute, the disputing party may initiate a small claims action or litigation in lieu of mandatory mediation and arbitration. The parties shall further unanimously determine jurisdiction and venue. In any small claims action or litigation, the local rules of court shall apply in lieu of the remaining provisions of this Article.

13.3.1. PRELIMINARY RELIEF

Any party to the Dispute may seek preliminary relief at any time after negotiation has failed, but prior to arbitration, in accordance with the Optional Rules for Emergency Measures of Protection of the JAMS Arbitration Rules and Mediation Procedures. The JAMS case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in Article 13.5.3.

13.3.2. CONSOLIDATION

Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single Procedure.

13.3.3. LOCATION OF MEDIATION OR ARBITRATION

Any mediation or arbitration shall be conducted in Rochester, New York and each party to such mediation or arbitration must attend in person (if legal) or by video conference if in-person attendance is not available.

13.3.4. ATTORNEYS' FEES AND COSTS

Each party shall bear its own costs and expenses (including their own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome; however, if the Manager is a party, its legal fees shall be paid by the Company (per the indemnification provision described in Article 6.9).

Exception: The Company may reimburse a Member for attorneys' fees and costs in any legal action against the Manager or the Company in which the Member is awarded such fees and costs as part of a legal action.

13.3.5. MAXIMUM AWARD

The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Unreturned Capital Contributions and any Cash Distributions or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

13.3.6. JAMS COMMERCIAL MEDIATION OR ARBITRATION RULES

Any Dispute submitted for mediation or arbitration shall be subject to the JAMS Mediation or Arbitration Rules. If there is a conflict between such Rules and this Article, the Article shall be controlling.

13.4 MEDIATION

Any Dispute that cannot be settled through negotiation as described in Article 13.2, may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Article 13.5.

13.4.1. SELECTION OF MEDIATOR

The complaining party shall submit a Request for Mediation to JAMS. JAMS will appoint a qualified mediator to serve on the case. The preferred mediator shall have specialized knowledge of securities law, unless the Dispute pertains to financial accounting issues, in which case the mediator shall be a C.P.A., or if no such person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the Request for Mediation, the JAMS case manager will make an appointment.

If the initial mediation(s) does not completely resolve the Dispute, any party may request a different mediator for subsequent mediation(s) by serving notice of the request to the other party(ies) for approval, and subject to qualification per the requirements stated above.

13.5 ARBITRATION

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration, unless the parties to the dispute unanimously agree to litigation in lieu of binding arbitration.

13.5.1. LIMITED DISCOVERY

Discovery shall be limited to only those documents pertaining to this Agreement, including the Company's Form C offering statement (and any relevant Appendices or Exhibits), this Agreement, the Subscription Agreement, any written correspondence

between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party’s expense.

13.5.2. FINDINGS OF ARBITRATOR

To resolve any ambiguity, this Article 13 does not in any way affect any party's ability to bring an action against the Company, or its respective officers and directors, if applicable, for violations of federal securities laws.

If, in any action against the Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Manager has violated securities laws or has otherwise engaged in any of the actions described in Article 6.9 for which the Manager will not be indemnified, the Manager must bear the cost of its own legal defense. The Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Manager will not be entitled to receive any Fees or Distributions it may otherwise be due.

13.5.3. ARBITRATION

In this Article:

“You" and “your" mean the person entering into this Agreement, as well as any second person claiming through such first person.

“We” and "our" and “us” mean the Company and its respective parents, subsidiaries, affiliates, predecessors, successors, and assigns, as well as their officers, directors, and employees.

For the purposes of this Article 13.5.3, “Claim” means any dispute, claim, or controversy (whether based on contract, tort, intentional tort, constitution, statute, ordinance, common law, or equity, whether pre-existing, present, or future, and whether seeking monetary, injunctive, declaratory, or any other relief) arising from or relating to this Agreement or the relationship between you and me (including claims arising prior to or after the date of this Agreement, and claims that are currently the subject of purported class action litigation in which you are not a member of a certified class), and includes claims that are brought as counterclaims, cross claims, third-party claims or otherwise, as well as disputes about the validity or enforceability of this Agreement or the validity or enforceability of this Article 13.

Any Claim shall be resolved by binding arbitration administered by JAMS, under the applicable arbitration rules of the administrator in effect at the time a Claim is filed, unless all parties to the Claim agree in writing to resolve it by litigation. Class arbitrations and class actions are not permitted.

You can obtain the Rules and other information about initiating arbitration by contacting JAMS at www.jamsadr.com/

Claims submitted for arbitration will be arbitrated by a single, neutral arbitrator, who shall be a retired judge or an attorney with at least ten years' experience. The selected or appointed arbitrator shall be selected from available candidates in New York and

shall have specialized knowledge of securities law, unless the Dispute pertains to financial accounting issues, in which case the arbitrator shall be a C.P.A. Further, the selected arbitrator must agree to sign a certification stating that they have read all of the documents relevant to this Agreement in their entirety, including the Company's Form C offering statement and any relevant Appendices or Exhibits, this entire Agreement, and the Subscription Agreement.

Each party shall bear its own attorney, expert and witness fees, which shall not be considered costs of arbitration; however, if a statute gives a party the right to recover these fees, or fees paid to the administrator or arbitrator, then these statutory rights will apply in arbitration.

Any in-person arbitration hearing will be held in Rochester, New York, or in such other location as the parties may mutually agree. The arbitrator shall apply applicable substantive law consistent with the Federal Arbitration Act, 9 U.S.C. § 1-16, ("FAA") and, if requested by either party, provide written reasoned findings of fact and conclusions of law. The arbitrator shall have the power to award any relief authorized under applicable law. Any appropriate court may enter judgment upon the arbitrator's award. The arbitrator's decision will be final and binding except that: (i) any party may exercise any appeal right under the FAA; and (ii) any party may appeal any award relating to a claim for more than One Hundred Thousand Dollars ($100,000) to a three-arbitrator panel appointed by the administrator, which will reconsider de novo any aspect of the appealed award. The panel's decision will be final and binding, except for any appeal right under the FAA. Unless applicable law provides otherwise, the appealing party will pay the appeal's cost, regardless of its outcome.

THE PARTIES AGREE THAT EACH MAY BRING ARBITRATION CLAIMS AGAINST THE OTHER ONLY IN THEIR CAPACITY AS A SINGLE PERSON, OR AS A GROUP OF HOLDERS WITH RESPECT TO THE SAME OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS OR REPRESENTATIVE PROCEEDING. Further, unless the parties agree otherwise in writing, the arbitrator may not consolidate more than one person's claims. The arbitrator shall have no power to arbitrate any Claims on a class action basis or Claims brought in a purported representative capacity on behalf of the general public, other Investors, or other Persons similarly situated. The validity and effect of this paragraph shall be determined exclusively by a court, and not by the administrator or any arbitrator.

Notwithstanding anything in this Article 13, (a) claims arising under the federal securities laws are not subject to mandatory arbitration, and any claim arising under the Securities Act of 1933 shall be brought exclusively in the federal district courts of the United States located in the State of New York, as provided in Article 15.15, and (b) nothing in this Agreement operates as a waiver by any Member of compliance with, or of any right under, the Securities Act of 1933, the Securities Exchange Act of 1934 or the rules thereunder.

If any portion of this Article 13 is deemed invalid or unenforceable for any reason, it shall not invalidate the remaining portions of this section. The terms of this Article 13 will prevail if there is any conflict between the Rules and this Article 13.

The parties acknowledge and agree that the arbitration agreement set forth in this Article 13 is made pursuant to a transaction involving interstate commerce, and thus the FAA shall govern the interpretation and enforcement of this Article 13. This Article 13 shall survive termination of this Agreement.

14. DISSOLUTION AND TERMINATION OF THE COMPANY

14.1 DISSOLUTION

The Company shall be dissolved upon a determination by the Manager, in its sole discretion and without any vote or consent of the Members, to dissolve the Company, or upon the sale of all Company Property, a sale of all or substantially all of the Assets of the Company, or a sale of all of the Company's Membership Interests, any of which may be determined solely by action of the Manager. The Company will observe any mandatory provisions of the Act upon such sale or dissolution. On sale or dissolution, all Assets of the Company will be distributed as described in Article 4.4 hereof.

14.2 TERMINATION OF A MEMBER DOES NOT REQUIRE DISSOLUTION

The association, withdrawal, death, insanity, incompetency, Bankruptcy, dissolution, or liquidation of any Member or the Manager will not require dissolution of the Company.

14.3 PROCEDURE FOR WINDING-UP

Upon the dissolution and termination of the Company, or sale of the Membership Interests, if applicable, the Manager shall proceed to wind up the affairs of the Company. During such winding-up process, the Profits, Losses, and Distributions of the Distributable Cash shall continue to be shared by the Members in accordance with this Agreement.

The property of the Company (including its Membership Interests, if applicable), shall be liquidated as promptly as is consistent with obtaining fair market value (meaning the price a ready, willing and able buyer would pay to a ready, willing and able seller of the property, assuming the property were exposed for sale on the open market for a reasonable period of time, taking into account all purposes for which the property may be used under the existing statutes, laws and ordinances applicable to the property, including, in the case of real property, zoning, land use restrictions, and private restrictions, such as covenants, conditions and restrictions of record, and local real estate market conditions). In the case of a sale of all Company Property, the Company will be dissolved as soon as practicable after the sale, taking into account any contingent liabilities. In the case of a sale of the Company's Membership Interests, the Company will continue, but all prior owners of Membership Interests shall thereafter be indemnified and released from any further liability with respect to continuing acts of the Company.

As such, actual dissolution and winding up may not immediately occur and could take up to several months, or even years, to occur.

The proceeds from disposition of property owned by the Company shall be applied and distributed by the Company on or after the end of the taxable year of such liquidation if such liquidation occurs during the first year of Company operation, or within

ninety (90) days after such liquidation thereafter. Upon dissolution of the Company, the property of the Company will be distributed as described below in this Article 14.3.

Upon the dissolution and commencement of the winding up of the Company, the Manager shall cause the instruments necessary to dissolve the Company to be executed on behalf of the Company and filed with the appropriate government agency, and the Manager shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

In the event of the dissolution and liquidation of the Company, and except as otherwise provided in this Agreement, the Manager shall take such actions as may be required pursuant to the Act and shall proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Manager shall have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining fair market value therefor, to apply and distribute the proceeds of such liquidation and any remaining assets, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation. Upon dissolution and liquidation of the Company, the assets of the Company shall be applied and distributed in the following order of priority:

- To the payment of debts and liabilities of the Company (including, without limitation, to Investor Members to the extent otherwise permitted by law) and the expenses of liquidation;
- Next, to the setting up of such reserves as the Person required or authorized by law to wind up the Company's affairs shall reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company, provided that any such reserves may be paid over by such Person, at such Person's discretion, to an independent escrow agent, to be held by such agent or its successor for such period as such Person shall deem advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, shall be distributed as hereinafter provided;
- Next, in accordance with Article 4.3 (other than the Investor/Manager Split provided thereunder); and
- Thereafter, in accordance with the Investor/Manager Split provided under Article 4.3.

15. MISCELLANEOUS PROVISIONS

15.1 NOTICES

All notices and demands that the Manager is required to give the Members, shall be given in writing by email, certified mail (return receipt requested with appropriate postage prepaid), or by personal delivery (with confirmation of service) to the address or facsimile transmission to the address on file with the Manager for the respective Member, provided that if any Member gives notice of a change of name, email or address, notices to that Member shall thereafter be given pursuant to such notice.

All notices and demands so given shall be effective upon receipt by the Member to whom notice or a demand is being given except that any notice given by certified mail shall be deemed delivered three (3) days after mailing provided proof of delivery can be shown to:

Meridian Growth Collective LLC c/o Meridian Growth Partners LLC
2117 Buffalo Road, Suite 157
Rochester NY 14624
jason@living585.com

15.2 CONSENT TO ELECTRONIC TRANSACTIONS AND DISCLOSURES

The Manager expects to distribute this Offering electronically. As such, it is necessary that Investors consent to transact business with the Company online and electronically. The Company will provide certain disclosures electronically via the email address provided by the Investor. Investors who submit a Subscription Agreement hereby and thereby consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to the rights, obligations or services under this Agreement or the Subscription Agreement (each a "Disclosure"). If an Investor requires paper copies of such Disclosures, a request should be made in writing by email to the Manager at the email address provided in the Company's Form C offering statement, or at such other email as the Manager may provide from time to time. The Manager will endeavor to honor such requests for paper copies provided the requests are made reasonably and with reasonable frequency. Consent to receive Disclosures and transact business electronically applies to any transactions to which such Disclosures relate. An Investor may withdraw consent to receive Disclosures electronically by contacting the Manager at the email address provided herein (or on request) or at such other email address that may be provided by the Manager from time to time.

15.3 AMENDMENTS AND MODIFICATIONS

Any amendment to this Agreement that materially and adversely affects the rights, preferences or economic terms of the Investor Units requires the affirmative vote of a majority of the outstanding Investor Units. However, notwithstanding anything to the contrary herein, the Manager may amend or modify this Agreement in a manner not materially inconsistent with the principles of this Agreement, without the approval or vote of the Members, including without limitation:

- To issue non-substantive amendments or modifications to this Agreement to correct minor technical errors;
- To cure any ambiguity or to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to add any other provisions with respect to matters or questions arising under this Agreement which will not be materially inconsistent with the provisions of this Agreement;
- To adjust the Members' Percentage Interests and amend this Agreement and Appendix A to reflect the admission, substitution, or disassociation of any Members and/or the receipt of additional Capital Contributions from existing or new Members or to give effect to any other transaction permitted under this Agreement and, notwithstanding anything herein

to the contrary, such adjustments, amendments or modifications shall not require additional consent of any other Members or a written amendment;

- To delete or add any provisions to this Agreement as requested by the Securities and Exchange Commission or by state securities officials which is deemed by such regulatory agency or official to be for the benefit or protection of the Members;
- To make any amendment or modification that either doesn't adversely affect the Investor Members or provides a more favorable result to Investor Members, including but not limited to changes recommended by a tax advisor; and
- To make any amendment or modification required by a lender, crowdfunding company, or joint venture partner consistent with purposes of obtaining financing for acquisition, refinance or sale of the Property.

The Manager will provide the Members with a final version of this Agreement (and a marked version) or an amendment to this Agreement showing such changes as soon as it is available.

15.4 SUCCESSORS AND ASSIGNS

All of the terms and conditions of this Agreement shall be binding upon the successors and assigns of the Members but shall not inure to the benefit of the successors or assigns of the Members except as otherwise expressly provided in this Agreement.

15.5 WAIVER OF CERTAIN RIGHTS

Each Member, on behalf of itself and its successors, representatives, heirs, and assigns hereby waives and releases each and all of the following rights that it have or may have, if any, by virtue of holding an Interest in the Company: (i) any right of partition or any right to take any other action which otherwise might be available to such Person for the purpose of severing its relationship with the Company or such Person's interest in the assets held by the Company from the interest of the other Members; (ii) any right to valuation and payment for the Interests of any Member (including any appraisal rights such Member may entitled under the Act or otherwise) except as stated in Article 12 hereof; and (iii) any right to petition a court for judicial dissolution of the Company.

Each Member (and its representatives, successors and assigns) hereby irrevocably waives any and all right to maintain any actions for partition or to compel any sale with respect to any assets or Property of the Company.

15.6 SECURITIES LAWS RESTRICTIONS

The Interests described in this Agreement have not been registered under the Securities Act of 1933, as amended or under the securities laws of the States in which the Interests have been offered and sold or any other jurisdiction. Consequently, the Interests may not be sold, transferred, assigned, pledged, hypothecated or otherwise disposed of, except in accordance with the provisions of The Securities Act of 1933, other applicable state law, and this Agreement.

15.7 BINDING EFFECT

Except as may be otherwise prohibited by this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

15.8 CONSTRUCTION

Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member or the Manager.

15.9 TIME

Time is of the essence with respect to this Agreement.

15.10 HEADINGS

The Article titles, headings and captions contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

15.11 AGREEMENT IS CONTROLLING

In the event of a conflict between the Company's Form C offering statement and this Agreement, this Agreement shall control. In the event of a direct conflict between any provision of this Agreement and the Limited Liability Company Act (LLC Act) governing this Agreement, the Agreement shall control unless the conflicting provision of the LLC Act is non-waivable, in which case the conflicting provision in the Agreement shall become subject to the severability limitations in Article 15.12 below.

15.12 SEVERABILITY

Every provision of this Agreement is intended to be severable. If any phrase, sentence, paragraph, or provision of this Agreement or its application thereof to any Person or circumstance is unenforceable, invalid, or contrary to any existing or future laws, the affected phrase, sentence, paragraph, or provision shall be limited, construed, and applied in a manner that is valid, consistent and enforceable. If the conflict was with a non-waivable provision of the Act, phrase, sentence, paragraph, or provision shall be modified to conform to the Act. In any event, the remaining provisions of this Agreement shall be given their full effect without the invalid provision or application. If any term or provision hereof is found to be illegal or invalid for any reason whatsoever now or in the future, such legality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

15.13 INCORPORATION BY REFERENCE

Every Appendix, schedule, and other Exhibit, that is attached to this Agreement or referred herein, is hereby incorporated in this Agreement by reference.

15.14 ADDITIONAL ACTS AND DOCUMENTS

The Manager agrees to perform all further acts and execute, acknowledge, and deliver any documents that may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

15.15 JURISDICTION AND CHOICE OF LAW

The laws of the State of New York shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members, with the exception of disputes under The Securities Act of 1933.

For any court action ensuing from this Agreement, each of the parties hereto hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the federal district courts of the United States of America, located in the state of New York, which shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any Person purchasing or otherwise acquiring Membership Interests in the Company shall be deemed to have notice of and consented to this provision.

Service of process, summons, notice or other document by certified mail to the applicable party's current address for correspondence shall be effective service of process for any suit, action or other proceeding brought in any such court. Each of the parties hereby irrevocably waives any right which it may have had to bring such an action in any other court, domestic or foreign, or before any similar domestic or foreign authority and agrees not to claim or plead the same.

15.16 COUNTERPART EXECUTION; SIGNATORY AUTHORITY

This Agreement may be executed in any number of counterparts with the same effect as if all of the Members and the Manager had signed the same document. All the counterparts shall be construed together and shall constitute one agreement.

Any deed, bill of sale, mortgage, lease, contract, or other commitment purporting to convey or encumber the interest of the Company in all or any portion of property at any time held in its name, shall be signed by the Manager (who has the authority to designate one or more Authorized Persons to sign on its behalf), and no other signatures shall be required.

15.17 APPLICATION OF SUBCHAPTER K

No election shall be made by the Company, or the Members for the Company to be excluded from the application of the provisions of Subchapter K of the Code, or from any similar provisions of State and foreign tax laws, which relate to the taxation of partnerships.

15.18 MERGER

It is agreed that all prior understandings and agreements between the parties, written and oral, respecting this transaction are merged in this Agreement, which alone, fully and completely expresses such agreement, and that there are no other agreements

except as specifically set forth in this Agreement and the accompanying Subscription Agreement. All Members must sign the Subscription Agreement, which will constitute their acceptance and signatures on this Agreement.

SIGNATURE PAGE FOLLOWS

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement of Meridian Growth Collective LLC as of the dates provided below. Member signatures on the Subscription Agreement accompanying this Agreement will constitute their acceptance of this Agreement.

BY: THE COMPANY
Meridian Growth Collective LLC,
A New York limited liability company

BY: ITS MANAGER
Meridian Growth Partners LLC,
A New York limited liability company

Date: November 4, 2026

____
By: Jason Johansen,
its manager

ALL SUBSCRIBERS MUST COMPLETE AND EXECUTE THE SUBSCRIPTION AGREEMENT (WHICH ALSO CONSTITUTES THEIR ACCEPTANCE OF THIS AGREEMENT) AND RETURN IT TO THE MANAGER AT THE ADDRESS PROVIDED HEREIN.

APPENDIX A: TABLE 1
INVESTOR MEMBERS – INCOME CLASS

Identification of Investor Members and Percentage Interests

(FOR INTERNAL USE ONLY – DUPLICATE PAGE IF NECESSARY)

ENTITY/NAME	CAPITAL CONTRIBUTION	NUMBER OF INCOME UNITS PURCHASED	CLOSING DATE	PERCENTAGE OF INCOME UNITS (Income PERCENTAGE)	INVESTOR VOTING PERCENTAGE (OF ALL INVESTOR UNITS)
TOTAL				**100.00%**	**See Tables 1 and 2 (70.00% of total votes combined)**

APPENDIX A: TABLE 2
INVESTOR MEMBERS – EQUITY CLASS

Identification of Investor Members and Percentage Interests

(FOR INTERNAL USE ONLY – DUPLICATE PAGE IF NECESSARY)

ENTITY/NAME	CAPITAL CONTRIBUTION	NUMBER OF EQUITY UNITS PURCHASED	CLOSING DATE	PERCENTAGE OF EQUITY UNITS (Equity PERCENTAGE)	INVESTOR VOTING PERCENTAGE (OF ALL INVESTOR UNITS)
TOTAL				**100.00%**	**See Tables 1 and 2 (70.00% of total votes combined)**

APPENDIX A: TABLE 3
MANAGER MEMBERS

Identification of Manager Members and Percentage Interest

(FOR INTERNAL USE ONLY)

ENTITY/NAME	CASH CONTRIBUTION	PERCENTAGE OF MANAGER UNITS	PERCENTAGE OF TOTAL VOTING INTERESTS
Meridian Growth Partners, LLC (holder of record)	$1,000.00	100.00%	30.00%
Look-through: Jason Johansen (90%) and Alissa Johansen (10%) are the members of Meridian Growth Partners, LLC (27% and 3% of total voting Interests, respectively)			
TOTAL	**$1,000.00**	**100.00%**	**30.00%**

APPENDIX B: CAPITAL ACCOUNTS AND ALLOCATIONS

1. CAPITAL ACCOUNTS

An individual Capital Account shall be maintained for each Member in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv) and adjusted with the following provisions:

- A Member's Capital Account shall be increased by that Member's Capital Contributions and that Member's share of Profits.
- A Member's Capital Account shall be adjusted for the amount of any Company liabilities assumed by that Member subject to and in accordance with Regulation Section 1.704-1(b)(2)(iv)(c).
- A Member's Capital Account shall be decreased by (a) the amount of cash distributed to that Member and (b) the Gross Asset Value of the property so distributed, net of liabilities secured by such distributed property that such Member is considered to assume or to be subject to under Code Section 752 (such that if liabilities are greater than the Fair Market Value of property so distributed, Member's Capital Account shall be increased by this net excess).
- A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in Code Section 705(a)(2)(B) or which are treated as Code Section 705(a)(2)(B) expenditures under Treasury Regulation Section 1.704-1(b)(2)(iv)(i) (including syndication expenses and Losses nondeductible under Code Sections 267(a)(1) or 707(b)).
- If any Economic Interest (or portion thereof) is transferred, the transferee of such Economic Interest or portion shall succeed to the Transferee's Capital Account attributable to such Interest or portion.
- Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Property in accordance with the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(f) -(g), including the special rules under Treasury Regulation Section 1.704-1(b)(4), as applicable) including but not limited to the following: upon the contribution of more than a de minimis amount of money or other property to the Company by a new or existing Member as consideration for an interest in the Company, or upon the liquidation of a Member's interest, or in connection with the grant of an interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a partner.
- In the event the Gross Asset Values of the Company Assets are adjusted pursuant to this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company had recognized

gain or loss equal to the amount of such aggregate net adjustment and the resulting gain or loss had been allocated among the Members in accordance with this Agreement.

- Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

- The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the Code and applicable Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event the Manager shall determine, after consultation with competent tax advisors, that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are allocated or computed in order to comply with such applicable federal law, the Manager shall make such modification without the consent of any other Member, provided the Manager determines in good faith that such modification is not likely to have a material adverse effect on the amounts properly distributable to any Member and that such modification will not increase the liability of any Member to third parties.

- A Fee Conversion Amount under Appendix B, Section 2.2.8 shall be credited to the applicable Capital Account only to the extent and in the manner determined appropriate under applicable tax law and the Company's tax advisor's instructions. The Company's books and records shall separately identify the Fee Conversion Amount and any additional cash required to top-up the amount invested to a multiple of $10 to match the requirements for purchase of Investor Units at $10 per Unit.

2. DIVISION OF PROFITS AND LOSSES FOR TAX PURPOSES

2.1. PROFIT AND LOSS ALLOCATIONS

After giving effect to the special allocations set forth in Sections 2.2 and 2.3, Profits and Losses of the Company shall be allocated as follows;

2.1.1. NET PROFITS

Net Profits (which is the excess of Profits over Losses) for each Fiscal Year of the Company shall be allocated as follows:

- First to reverse any loses from depreciation allocated per Section 2.3.3 below;

- Next to reverse any Net Losses allocated to a Member solely as a result of the application of the limitation of Section 2.1.2 (bullet 2) to another Member; thereafter

- Next to the Members, in proportion to the Distributions received by the Members under Article 4 of this Agreement for the Fiscal Year.

Note, however, that the waterfalls in the Cash Distributions sections described in Article 4 of this Agreement may be modified as necessary to reduce phantom income for the Members.

2.1.2. NET LOSSES

Net Losses (which is the excess of Losses over Profits) for each Fiscal Year of the Company shall be allocated:

- First to the Equity Units and Manager Units, pro rata according to their respective Percentage Interests, until their positive Capital Account balances (if any) are reduced to zero, and thereafter to the Income Units pro rata according to their Income Percentages [TAX ADVISOR TO CONFIRM]; however;
- Net Losses allocated pursuant to Section 2.1.2 (bullet 1) hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an adjusted Capital Account deficit at the end of any Fiscal Year. In the event some but not all of the Members would have adjusted Capital Account deficits as a consequence of an allocation of Net Losses pursuant to Section 2.1.2(a), the limitation set forth in this Section 2.1.2(b) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible Net Losses to each Member under Treasury Regulation section 1.704-1(b)(2)(ii)(d).

2.2. SPECIAL ALLOCATIONS

2.2.1. NON-RECOURSE DEDUCTIONS

Non-Recourse Deductions for any Fiscal Year shall be allocated to the Members in accordance with their Percentage Interests.

2.2.2. MEMBER NON-RECOURSE DEDUCTIONS

Member Nonrecourse Deductions for any Fiscal Year of the Company shall be allocated to the Members in the same proportion as Profits are allocated under Section 2.1.1, provided that any Member Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(2).

2.2.3. MINIMUM GAIN CHARGEBACK

Except as otherwise provided in Section 1.704-2 of the Treasury Regulations, and notwithstanding any other provision of this Section, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company Profits for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g).

Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6), 1.704-2(j) (2), and other applicable provisions in Section 1.704-2 of the Treasury Regulations. This Section is intended to comply

with the minimum gain chargeback requirement in Section 1.704-2(f) of the Treasury Regulations and shall be applied consistently therewith.

2.2.4. MEMBER MINIMUM GAIN CHARGEBACK

Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4) and notwithstanding any other provision of this Section, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt (determined in accordance with Treasury Regulation Section 1.704-2(i)(5)) shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4).

Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.702-2(i)(4) and 1.704-2(j)(2). The provisions of this Section 2.2.4 are intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted in accordance therewith.

2.2.5. QUALIFIED INCOME OFFSET

In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations, or Distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4) (regarding depletion allowances for oil and gas properties), 1.704-1(b)(2)(ii)(d)(5) (regarding certain mandatory allocations under the Treasury Regulations regarding family partnerships, relating to the so called varying interest rules under Code 706(d)), or 1.704-1(b)(2)(ii)(d)(6) (regarding certain Distributions, to the extent they exceed certain expected offsetting increases in a Member's Capital Account), items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, the deficit balances in the Member's Capital Account created by such adjustments, allocations, or Distributions.

Any special allocations of items of income or gain pursuant to this Section shall be taken into account in computing subsequent allocations of Profits pursuant to this Section so that the net amount of any items so allocated and the Profits, Losses, or other items so allocated to each Member pursuant to this Section, shall to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Section as if such unexpected adjustments, allocations, or Distributions had not occurred.

2.2.6. SPECIAL ALLOCATION OF NET PROFIT FROM CAPITAL TRANSACTIONS

After accounting for any allocations set forth in Sections 2.2 and 2.3, Net Profit (which is the excess of Profit over Losses) of the Company resulting from a Capital Transaction shall be allocated to the Members in proportion to the Distributions received (or to be received) from such Capital Transaction under Article 4.3 of this Agreement.

In any Fiscal Year of the Company, Net Losses resulting from a Capital Transaction shall be allocated to Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts shall be reduced by the adjustments set forth in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

2.2.7. APPLICABLE PARTNERSHIP INTERESTS

To the extent any Member's Interest (or a portion thereof) constitutes an "applicable partnership interest" within the meaning of Code Section 1061 and the Treasury Regulations thereunder, the Manager and the Tax Representative shall (i) maintain records sufficient to substantiate the holding period of, and gain or loss attributable to, such interest, (ii) treat capital contributed by such Member, and the Company's income and gain reasonably attributable thereto, as excluded from Section 1061 recharacterization to the extent eligible for the capital interest exception under Treasury Regulation Section 1.1061-3(c)(3) (or successor guidance), and (iii) adopt any conventions or make any elections reasonably necessary to identify and separately report "API Gains," "API Losses," and "API Holding Period" amounts as required for Schedule K-1 reporting under Code Section 1061.

2.3. OTHER ALLOCATIONS

2.3.1. SECTION 704(C) ALLOCATIONS

In accordance with Section 704(c) of the Code and the applicable Treasury Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

In the event Gross Asset Value of the Assets are adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such Asset shall take into account any variation between the adjusted basis of such Asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder.

The Manager shall make any election or other decisions relating to such allocations in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, or other items, or Distributions pursuant to any provision of this Agreement.

2.3.2. CURATIVE ALLOCATIONS

The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Treasury Regulations or to reflect a Member's Economic Interest in the Company determined with reference to such Member's right to receive Distributions from the Company and such Member's obligation to pay its expenses and liabilities.

2.3.3. ALLOCATION OF TAX ITEMS & DEPRECIATION

To the extent permitted by Section 1.704-1(b)(4)(i) of the Treasury Regulations, all items of income, gain, loss and deduction for federal and state income tax purposes shall be allocated to the Members in accordance with the corresponding "book" items thereof; however, all items of income, gain, loss and deduction with respect to Assets with respect to which there is a difference between "book" value and adjusted tax basis shall be allocated in accordance with the principles of Section 704(c) of the Code and Section 1.704-1(b)(4)(i) of the Treasury Regulations, if applicable.

Where a disparity exists between the book value of an Asset and its adjusted tax basis, then solely for tax purposes (and not for purposes of computing Capital Accounts), income, gain, loss, deduction and credit with respect to such Asset shall be allocated among the Members to take such difference into account in accordance with Section 704(c)(i)(A) of the Code and Treasury Regulation Section 1.704-1(b)(4)(i). The allocations eliminating such disparities shall be made using any reasonable method permitted by the Code, as determined by the Manager.

If any Member is unable to utilize its allocable share of tax depreciation deductions because such Member's Interest is held through a tax-exempt or otherwise non-taxpaying vehicle (e.g., an individual retirement account), the Manager may reallocate such depreciation deductions, solely for federal income tax purposes and without effect on Capital Accounts or on the economic allocation of Profits and Losses under this Agreement, among the remaining Members who can take advantage of such deductions in proportion to their Percentage Interests, provided that (i) such reallocation is implemented consistently with the curative-allocation principles of Treasury Regulation Section 1.704-1(b)(4)(i), and (ii) the Manager has determined, after consultation with the Company's tax advisors, that such reallocation is respected under the Code and applicable Treasury Regulations, including Treasury Regulation Section 1.701-2.

2.3.4. ACKNOWLEDGEMENT

The Members are aware of the income tax consequences of the allocations made by this Section and hereby agree to be bound by the provisions of this Section in reporting their share of Company income and loss for income tax purposes.

3. TREATMENT OF DISTRIBUTIONS OF CASH FOR TAX PURPOSES

3.1. DISTRIBUTIONS OF CASH

In the event that the Company generates Distributable Cash from Capital Transactions, the Company will make Cash Distributions to the Members as described in Article 4 of this Agreement.

3.2. IN-KIND DISTRIBUTION

Except as otherwise expressly provided herein, without the prior approval of the Manager, Assets of the Company or Assets of its Subsidiaries, other than cash, shall not be distributed in-kind to the Members. If any Assets of the Company are distributed to the Members in--kind for purposes of this Agreement, any Member entitled to any Interest in such Assets shall receive such Interest as a tenant-in-common with the other Member(s) so entitled with an undivided Interest in such Assets in the amount and to the extent provided for in this Agreement.

Upon such Distribution, the Capital Accounts of the Members shall be adjusted as provided in Treas. Reg. §1.704 (1)(b)(2)(iv)(e).

3.3. COMPANY ELECTION REGARDING 1031 EXCHANGE OF ITS PROPERTY

The Manager may elect, in its sole discretion, at the time of sale of the Property, to have the Company exchange its real property for another property, in compliance with the Code section 1031, in which case recognition of the gain on the sale of the Property may be deferred for the Members.

3.4. PROHIBITED DISTRIBUTION; DUTY TO RETURN

A Distribution to any Member may not be made if it would cause the Company's total liabilities to exceed the fair value of the Company's total Assets. A Member receiving a Distribution in violation of this provision is required to return it, if the Member had knowledge or is subsequently notified of the violation.

4. OTHER TAX MATTERS

4.1. TAX TREATMENT OF ADDITIONAL OR SUBSTITUTED MEMBERS

No Additional or Substitute Members (described below) shall be entitled to any retroactive allocation of Losses, income, or expense deductions incurred by the Company.

The Manager may, at its option, at the time an Additional or Substituted Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to the Additional or Substituted Member for that portion of the Company's tax year in which the Additional Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

4.2. ALLOCATION AND DISTRIBUTIONS BETWEEN TRANSFEROR AND TRANSFEREE

Upon the transfer of all or any part of a Member's Interest as hereinafter provided, Profits and Losses shall be allocated between the Transferee and transferee on the basis of the computation method which in the reasonable discretion of the Manager is in the best interests of the Company, provided such method is in conformity with the methods prescribed by Section 706 of the Code and Treasury Regulation Section 1.704-1(c)(2)(ii). Distributions shall be made to the holder of record of such Member's Interest on the date of Distribution.

Any transferee of a Member Interest shall succeed to the Capital Account of the Transferee Member to the extent it relates to the transferred Interest; provided, however, that if such transfer causes a termination of the Company pursuant to Section 708(b)(1) of the Code, the Capital Accounts of all Members, including the transferee, shall be re-determined as of the date of such termination in accordance with Treasury Regulation Section 1.704-1(b).

4.3. CONTRIBUTED PROPERTY

In accordance with Section 704(c) of the Code and Treasury Regulations Section 1.704-3, items of income, gain, loss, deduction, and credit with respect to property contributed to the Company by a Member shall be allocated among the Members so as to take account of the variation between the adjusted tax basis of the property and its fair market value at the time of contribution. The Manager shall select any method permitted under Section 704(c) and the applicable Treasury Regulations that the Manager determines to be appropriate

5. TAX REPRESENTATIVE

5.1. APPOINTMENT

The Members intend that the Company shall be treated as a partnership for federal income tax purposes and any similar provisions of state or local law regarding income taxes. The Manager will appoint a Tax Representative for the Company for purposes of this Section who will represent the Company in the event of an IRS audit. Under Article 10.5 the initial Tax Representative will be a member of the Manager (must be an individual). The Tax Representative will have the authority of the "partnership representative" under Code Sections 6221 through 6241, as amended by the BBA. Each Member will execute, certify, acknowledge, deliver, swear to, file, and record all documents necessary or appropriate to evidence such Member's approval of this designation. Except as otherwise provided in this Agreement, the Tax Representative, in his, her or its sole discretion, shall have the right to make on behalf of the Company any and all elections under the Code or provisions of State tax law.

5.2. TAX EXAMINATIONS AND AUDITS

At the expense of the Company, the Tax Representative shall represent the Company in connection with all examinations of the Company's affairs by the Internal Revenue Service or with any state, local, or non-U.S. taxing authorities (each, a Taxing Authority) and is hereby authorized to take any and all actions that the Tax Representative reasonably determines to be appropriate and is permitted to take under applicable legal requirements when acting in such capacity. Any decisions made by the Tax Representative, including, but not limited to, whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax, and the choice of forum for such contest, will be made in the Tax Representative's sole and absolute discretion. The Member's recognize that the decisions of the Tax Representative may be binding upon all of the Members.

The Tax Representative will be reimbursed by the Company for all out-of-pocket costs and expenses reasonably incurred in connection with any such proceeding. Such expenses include, without limitation, fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs and expenses. The Tax Representative will be indemnified by the Company (solely out of Company assets) with respect to any action brought against the Tax Representative in connection with the resolution of any such proceeding, except for any claims arising out of or relating to the gross negligence or willful misconduct of the Tax Representative in such capacity.

The Tax Representative will inform the Members of all significant matters that may come to its attention in its capacity as Tax Representative by giving notice thereof on or before the tenth business day after becoming aware thereof, and within that time, will forward to each other Member copies of all significant written communications the Tax Representative may receive in such capacity.

5.3. ELECTION OUT REQUIRED IF AVAILABLE

The Members acknowledge and agree that it is the intention of the Members to minimize any obligations of the Company to pay taxes and interest in connection with any audit of the Company and/or any partnership of which the Company is a partner. For any year that the Company is eligible to elect out of the BBA audit procedures pursuant to Code section 6221(b) (the "Opt-Out Election"), the Tax Representative will make such election on the Company's tax return for such taxable year. In addition, if the Company is eligible to make the Opt-Out Election, then, without the consent of the Manager, a Member cannot transfer its interest to any Person whose entity status under the Code would make the Company ineligible to make an election out of the BBA. To the extent any Member would assign its interests in violation of this paragraph, such assignment shall be void. Further, no Member may elect to change its entity status under the Code to become a partnership without approval of the Manager, after consultation with appropriate tax advisors.

5.4. TAX ELECTIONS AND DEFICIENCIES

If the Opt-Out Election is not available, the Tax Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the "partnership representative" or the Company

under the BBA, including but not limited to an election under Code Section 6226 or having the Members file amended returns under Code Section 6225(c)(2). The Members agree to cooperate in good faith, including by timely providing information reasonably requested by the Tax Matters Member and making elections and filing amended returns reasonably requested by the Tax Matters Member. The Company shall use commercially reasonable efforts to make any modifications available under Code Sections 6225(c)(3), (4), and (5).

5.5. DEFICIENCIES

Any deficiency for taxes imposed on any Member or former Member (including penalties, additions to tax or interest imposed with respect to such taxes and any taxes imposed pursuant to Code Section 6226) will be paid by such Member. The Company will make any payments it may be required to make under the Revised Partnership Audit Procedures of the BBA and the Tax Representative will allocate any such payment among the current or former Members of the Company for the “reviewed year” to which the payment relates in a manner that reflects the current or former Members’ respective interests in the Company for such “reviewed year” and any other factors taken into account in determining the amount of the payment (with the intent of apportioning the payment in the same manner as if the Company had made the election under Section 6226 of the Code and the payment had been assessed directly against such Member). Deficiencies owed by a Member currently treated as a partner for federal income tax purposes may be recovered by the Company from such Member by withholding from such Member any Distributions otherwise due to such Member. For purposes of Company’s internal accounting, such withheld Distributions retain their treatment as a return on investment or as a return of capital. If a Member ceases to be a Member before the Company is able to withhold any amount of the tax paid, the amount left to be repaid will be treated as an amount owed by a former Member. The Company may demand payment from such former Member and if payment is not received within 30 days of demand, the Company shall place a market rate of interest on the outstanding deficiency owed by the former Member and shall treat the amount of money owed by the former Member to the Company as a loan. The provisions contained in this Section 5.5 will survive the dissolution of the Company and the withdrawal of any Member or the transfer of any Member’s interest in the Company

5.6. TAX RETURNS

At the expense of the Company, the Tax Representative shall use commercially reasonable efforts to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company is required to file returns. The Manager intends to file company tax returns by the original filing deadline of March 15th, barring any delays that arise. The Manager will provide Schedule K-1 Forms to Members within 2 weeks of filing. The Tax Representative will cause to be delivered to each person who was a Member at any time during such taxable year.

The Tax Representative shall make the following elections on the appropriate tax returns:

- To adopt the calendar year as the Company's Fiscal Year, unless doing so would require the Company or Members to pay an interest charge to the Internal Revenue Service for the deferral at which point the Tax Representative must elect a Fiscal

Year not causing such interest charge, provided that Tax Representative may still elect the calendar year as the Fiscal Year despite having to pay an interest charge if all of the voting Interests approve the choice of Fiscal Year;

- To adopt the cash or accrual method of accounting (as recommended by the Company's tax advisors) and to keep the Company's books and records as necessary for preparation of annual income tax returns;
- If a distribution of Company property as described in Section 734 of the Code occurs or if a transfer of a Member's Interest as described in Section 743 of the Code occurs, on written request of any Member, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company's assets;
- To elect to amortize the organizational expenses of the Company and the start--up expenditures of the Company under section 195 of the Code ratably over a period of 60 months as permitted by Section 709(b) of the Code; and
- Any other election the Manager may deem appropriate and in the best interests of the Members.

5.7. CONSISTENT TREATMENT OF COMPANY TAX ITEMS

No Member shall treat any Company Tax Item inconsistently on such Member's Federal, State, foreign or other income tax return with the treatment of such Company Tax Item on the Company's tax return. For these purposes, the term "Company Tax Item" means any item of the Company of income, loss, deduction, credit, or otherwise reported (or not reported) on the Company's tax returns.

6. TAX MATTERS RELATED TO FOREIGN INVESTORS

6.1. NON-U.S. INVESTORS

The discussion below is applicable solely to Non-U.S. Persons investing directly with the Company. For these purposes, a "Non-U.S. Person" is someone who is not a resident or citizen of the United States as defined under the Code.

Depending on the terms of a Non-U.S. Persons' home country and the United States (U.S.), the Company may be required to withhold U.S. Federal income tax on a Non-U.S. Person's distributive share of profits or other income the Company receives during Property operations. Under Code Section 1446, these withholding amounts may be as the highest rate of tax in effect under Code Section 1 (currently 37%) for a Non-U.S. Person taxable as an individual, or the highest rate of tax in effect under Code Section 11(b) (currently a flat 21%) for a Non-U.S. Person taxable as a corporation, in each case applied to such Non-U.S. Person's allocable share of the Company's effectively connected taxable income. These rates reflect current law and are subject to change by future legislation or regulation. Each Non-U.S. Person that invests in this Offering will be required to file a U.S. Federal income tax return reporting such gain. Further, the gain, if any, realized on the sale of all or any portion of a Membership Interest in the Company will be subject to U.S. income tax.

The Company will be required to withhold U.S. Federal income tax at the highest rate applicable (as noted above) for any "effectively connected taxable income" (as that term is defined by the IRS) allocated to a Non-U.S. Person, and the amount withheld will be available as a credit against the tax shown on such Person's return. The computation of income effectively connected with the Company may be different from the computation of the Non-U.S. Person's effectively connected income (because, for example, when computing the Company's effectively connected income, net operating Losses from prior years are not available to offset the Company's current income), so in any given year the Company may be required to withhold tax with respect to its Non-U.S. Person-Investors in excess of their individual Federal income tax liability for the year.

If a Non-U.S. Person invests through an entity taxed as a corporation under the Code, it may be subject to a branch profits tax on its effectively connected income. The branch profits tax is a tax on the "dividend equivalent amount" of a non-U.S. corporation (which may apply in the case of a limited liability company), which is approximately equal to the amount of such Company's earnings and profits attributable to effectively connected income that is not treated as reinvested in the U.S. The effect of the branch profits tax will increase the maximum U.S. Federal income tax rate on effectively connected income substantially. Some U.S. income tax treaties provide exemptions from, or reduced rates for, the branch profits tax for "qualified residents" of the treaty country. The branch profits tax may also apply if a Non-U.S. Person claims deductions against their effectively connected income from the Company for interest on indebtedness of its non-U.S. Member.

In addition, any transfer of a Membership Interest by or to a Non-U.S. Person may be subject to withholding under Code Section 1446(f), which generally requires the transferee to withhold 10% of the amount realized on the transfer unless an exception applies under the Treasury Regulations. If a transferee fails to withhold any amount required under Code Section 1446(f), the Company may be required to withhold from subsequent Distributions to the transferee under Treasury Regulation Section 1.1446(f)-3(a)(3), and the Company is authorized to take any action, including withholding from Distributions otherwise payable to the transferee, necessary to satisfy such obligation. Each transferring and transferee Member shall cooperate with the Manager and Tax Representative in providing certifications reasonably required to establish an exception to, or satisfy, withholding under Code Section 1446(f).

Separately, if the Company disposes of a 'U.S. real property interest', Code Section 1445(e)(1) requires the Company to withhold tax on the portion of the gain allocable to Non-U.S. Persons at the highest rate under Code Section 11(b) (currently 21%), or such lower rate as may be prescribed by Treasury regulation. This withholding obligation is distinct from, and in addition to, the Company's withholding obligations under Code Section 1446 described above.

The Company is authorized to withhold and pay over any withholding taxes and treat such withholding as a payment to the Non-U.S. Person if the withholding is required. Such payment will be treated as a Distribution to the extent that the Non-U.S. Person is then entitled to receive a Distribution. To the extent that the aggregate of such payments to a Non-U.S. Person for any period exceeds the Distributions to which they are entitled for such period, the Company will notify the Non-U.S. Person as to the amount of such excess and the amount of such excess will be treated as a loan by the Company to the Non-U.S. Person if the Company is required to pay it on the Member's behalf.

Additionally, if a Non-U.S. Person owns a Membership Interest directly on the date of death, its estate could be further subject to U.S. estate tax with respect to such Interest.

6.2. REPORTING AND WITHHOLDING COMPLIANCE

The Company shall comply with all reporting and withholding requirements imposed with respect to Non-U.S. Persons, as defined in the Code. Such payment will be treated as a Distribution or an advance of Distributions to the extent that the Non--U.S. Person is then entitled to receive a Distribution. To the extent that the aggregate of such payments to a Non-U.S. Person for any period exceeds the Distributions to which they are entitled for such period, the Company will notify the Non-U.S. Person as to the amount of such excess. Any Member that is a Non-U.S. Person shall be obligated to contribute to the Company any funds necessary to enable the Company (to the extent not available out of such Member's share of Distributable Cash or Net Proceeds of Capital Transactions) to satisfy any such withholding obligations. In the event any Member shall fail to contribute to the Company any funds necessary to enable the Company to satisfy any withholding or Member tax obligation, the Manager shall have the right to offset against any payments due and owing to such Member, or its Affiliates, the amounts necessary to satisfy such withholding obligation, or, in the event the Company shall be required to borrow funds to satisfy any withholding obligation by reason of a Member's failure to contribute such funds to the Company, the Manager shall have the right to offset against said Member's present and future Distributions (or repayment of its Capital Contributions), in an amount equal to the amount so borrowed plus the greater of (i) the Company's actual cost of borrowing such funds, or (ii) the amount borrowed, multiplied by 15%15%.

6.3. TAXES OWED TO NON-US JURISDICTIONS

The Company may be subject to withholding and other taxes imposed by, and the Non-U.S. Person might be subject to, taxation and reporting requirements in non-U.S. jurisdictions. It is possible that tax conventions between such countries and the U.S. (or another jurisdiction in which a non-U.S. Member is a resident) might reduce or eliminate certain of such taxes. It is also possible that in some cases, if the Non-U.S. Person is a taxable Member, it might be entitled to claim U.S. tax credits or deductions with respect to such taxes, subject to certain limitations under applicable law. The Company will treat any such tax withheld from or otherwise payable as a Distribution payment equal to the portion of such tax that is attributable to it. Similar provisions would apply in the case of taxes the Company is required to withhold.

7. TAX MATTERS RELATED TO STATE WITHHOLDING TAXES ON MEMBERS

The Company shall comply with all reporting and withholding requirements required by a state of the United States with regards to a Member not resident in that state, as defined in the tax law of such state. Such payment will be treated as an advance of Distributions to the extent that the out-of-state Member is then entitled to receive a Distribution. To the extent that the aggregate of such payments to such out-of-state Member for any period exceeds the Distributions to which they are entitled for such period, the Company will notify the out-of-state Member as to the amount of such excess. Any Member that is an out-of-state Member

shall be obligated to contribute to the Company any funds necessary to enable the Company (to the extent not available out of such Member's share of Distributable Cash or Net Proceeds of Capital Transactions) to satisfy any such withholding obligations. In the event any Member shall fail to contribute to the Company any funds necessary to enable the Company to satisfy any withholding or Member tax obligation, the Manager shall have the right to offset against any payments due and owing to such Member, or its Affiliates, the amounts necessary to satisfy such withholding obligation, or, in the event the Company shall be required to borrow funds to satisfy any withholding obligation by reason of a Member's failure to contribute such funds to the Company, the Manager shall have the right to offset against said Member's present and future Distributions (or repayment of its Capital Contributions).

Should a state permit but not require the Company to withhold tax on behalf of a Member, Company shall withhold if and only if that Member provides an express written consent to the Manager requesting such withholding for the specific tax year at issue.

APPENDIX C: DEFINITIONS

Defined terms are capitalized in this Agreement. The singular form of any term defined below shall include the plural form and the plural form shall include the singular. Whenever they appear capitalized in this Agreement, the following terms shall have the meanings set forth below unless the context clearly requires a different interpretation:

Act — The New York Limited Liability Company Law, codified in the New York Consolidated Laws, NY LLC Law, Sections ,101 through 1403, as may be amended from time to time, unless a superseding Act governing limited liability companies is enacted by the state legislature and given retroactive effect or repeals this Act in such a manner that it can no longer be applied to interpret this Agreement, in which case Act shall automatically refer to the new Act, where applicable, to the extent such re-interpretation is not contrary to the express provisions of this Agreement.

Additional Capital Contribution — Any contribution to the capital of the Company in cash, Properties, or services by a Member made subsequent to the Member's initial Capital Contribution.

Additional Member — Any Person that is admitted to the Company as a new or additional member by the Manager once the offering of Interests to new Members has been closed by the Manager.

Advance, Advances or Member Loans — The meanings as provided in Article 3 hereof.

Affiliate or Affiliated — Any Person controlling or controlled by or under common control with the Manager or one of its members, wherein the Manager or one of its members retains greater than fifty percent (50%) ownership or control of the Affiliate, if an entity.

Agreement or Operating Agreement — This written document, which shall govern the affairs of the Company and the conduct of its business consistent with the Act or the Articles of Organization, including all amendments thereto. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members. This Agreement will supersede any prior versions.

Article (when capitalized and followed by a number) — Refers to the sections of this Agreement and its Appendices.

Asset or Company Asset — Any real or personal property owned by the Company.

BBA — The Bipartisan Budget Act of 2015.

Bankrupt or Bankruptcy — Being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

Capital Account — The amount of the capital interest of a Member in the Company consisting of that Member's original contribution, as (1) increased by any additional contributions and by that Member's share of the Company Profits, and (2) decreased by any Distribution to that Member and by that Member's share of the Company's Losses.

Capital Contribution or Contribution — Any contribution to the capital of the Company in cash, property, or services by a Member whenever made.

Capital Transaction — the sale, refinancing, condemnation, foreclosure or other disposition (other than a tax deferred exchange pursuant to Code Section 1031, or similar provision) of a Property.

Articles of Organization — The document filed with the New York Department of State pursuant to the formation of the Company, and any amendments thereto or restatements thereof.

Capital Transaction — Means a refinance or sale of a Property.

Claim (when capitalized) — The meaning set forth in 13.5.3. This definition applies only to Article 13.5.3.

Company – means the entity known as Meridian Growth Collective LLC, a New York limited liability company, which was formed for the purposes stated herein.

Investor Members — Those Members who have purchased Investor Units, including Income Units and Equity Units.

Investor Units — The Interests purchased by the Investor Members.

Income Units —The Interests purchased by the Investors in the form of Income Units.

Equity Units —The Interests purchased by the Investors in the form of Equity Units.

Manager Catchup — Means the amount of Distributable Cash otherwise allocable to the Manager Units that the Manager elects to reallocate to the Equity Units to satisfy all or a portion of the accrued and unpaid Equity Preferred Return, and that may be repaid to the Manager Members from future cash flow or Capital Transaction proceeds in accordance with Article 4.

Manager Units — Membership Interests allocated to Meridian Growth Partners LLC or its Affiliates, and/or members or others determined in the sole discretion of the Manager.

Manager Members — Initially, the members of Meridian Growth Partners LLC (or their Affiliates), but may include others to whom the initial Manager grants or sells Manager Units. Manager Units are revocable only by the initial Manager and may not be affected or revoked by vote of the Investor Members.

Code — The Internal Revenue Code of 1986, as amended from time to time.

Company — Meridian Growth Collective LLC, a New York limited liability company.

Company Minimum Gain — As set forth in Sections 1.704-2(b)(2) and 1.704-2(d) of the Treasury Regulations.

Disassociation — An action of the Manager to remove a Member's right to participate in management (i.e., removal of its voting Interest) for cause (per Article 12.1) or by operation of law (per Article 12.2).

Disassociated Member — A Member who has been involuntarily disassociated from the Company by one of the actions described in Article 12.1 or 12.2, or by Voluntary Transfer of its Membership Interest as described in Articles 11.3 through 11.5.

Disclosure (when capitalized) — As set forth in Article 15.2 hereof. This definition applies only to Article 15.2.

Dispute (when capitalized) — As set forth in Article 13 hereof.

Distributable Cash — All cash of the Company derived from Property operations or Capital Transactions and miscellaneous sources (whether or not in the ordinary course of business) reduced by the amount necessary for the payment of: (a) reasonable and customary operating expenses, including but not limited to Manager Fees, broker commissions, property management fees, marketing fees, utilities, closing costs, holding costs, construction costs, and costs of sale, etc., incurred by or on behalf of the Company or its Subsidiaries, (b) all current installments of interest and/or principal due and owing with respect to Member, Manager, or third-party debts and liabilities of the Company or a Subsidiary during such period, (c) repayment of Advances or Member loans plus interest thereon (per their agreed terms); and (d) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as Working Capital and/or Reserves for Property improvements or operation of the business and future or contingent liabilities or expenses of the Company or its Subsidiaries. Distributable Cash may be generated through either operations or Capital Transactions; and will be determined on a Subsidiary or Company-basis at the sole discretion of the Manager.

Distribution, Distributions or Cash Distributions — The disbursement of cash or other property to the Manager or Members in accordance with the terms of this Agreement.

Economic Interest — A Person's right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive Distributions from, the Company, but does not include any other rights of a Member, including, without limitation, the right to vote or to participate in management, except as provided in the Act, and any right to information concerning the business and affairs of the Company.

Estimated Market Value — The estimated market value of the Company, which shall be determined annually by the Manager and reported to the Members.

Equity Class means Equity Units and Manager Units.

Equity Percentage — Has the meaning given in Article 2.2 hereof.

Fee — An amount earned by the Manager or an Affiliate as compensation for various aspects of operation of the Company, as described in Article 5.2 hereof.

Fiscal Year — The Company's fiscal year, which shall be the calendar year.

Good Cause — As set forth in Article 8.3 hereof.

Gross Asset Value — The asset's adjusted basis for federal income tax purposes, except as follows: the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Estimated Market Value of such asset as determined annually by the Manager. Gross Asset Value may be adjusted pursuant to Code Sections 734 and 754 whenever it is determined by the Manager that such adjustment is appropriate and advantageous.

Income Class — means Income Units.

Income Percentage — Has the meaning given in Article 2.2 hereof.

Interest or Membership Interest — A Member's rights in the Company including the Member's Economic Interest, plus any additional right to vote or participate in management, and any right to information concerning the business and affairs of the Company provided by the Act and/or described in this Agreement.

Investor — A Person who is contemplating the purchase of Investor Units in the Company.

Investor Voting Percentage — Has the meaning given in Article 2.2 hereof.

Involuntary Transfer — Any transfer not specifically authorized under Article 11.

Involuntary Transferee — A Member's heirs, estate, or creditors that have taken by foreclosure, receivership, or inheritance and not as a result of a Voluntary Transfer.

Losses — For each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash or accrual method of accounting (as recommended by the Company's tax advisors) and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for federal income tax purposes plus any expenditures described in Section 705(a)(2)(B) of the Code.

Major Decisions — Those decisions listed in Article 6.4 hereof.

Majority of Interests — Members whose collective Percentage Interests represent more than fifty percent (50%) of the Interests, whether in the Company or in a particular Class, as specified in specific provisions of this Agreement.

Manager — Initially refers to Meridian Growth Partners LLC, a New York limited liability company and each of its managers, members, officers, shareholders, directors, employees and agents (as applicable) or any other Person or Persons, as well as any

of its Affiliates that may become a Manager pursuant to this Agreement as further described in Article 1.4 of this Agreement or any other Manager who shall be qualified and elected per Article 8 of this Agreement.

Member — Only a Person who: (1) has been admitted to the Company as a Member in accordance with the Articles of Organization or this Agreement, or an assignee of an Interest in the Company who has become a Member; (2) who has not resigned, withdrawn, or been expelled as a Member or, if other than an individual, been dissolved. Member does not include a Person who succeeds to the Economic Interest of a Member, unless such Person is admitted by the Manager as a new, Substitute or Additional Member, in accordance with the provisions for such admission as further described herein.

Member Nonrecourse Debt — As set forth in Section 1.704-2(b)(4) of the Treasury Regulations.

Member Nonrecourse Debt Minimum Gain — An amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

Member Nonrecourse Deductions — As set forth in Treasury Regulation Section 1.704-2(i)(2). For any Fiscal Year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that Fiscal Year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that Fiscal Year, reduced (but not below zero) by the amount of any Distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such Distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Treasury Regulation Section 1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Treasury Regulation Section 1.704-2(j) shall be followed.

Net Asset Value (NAV) — The amount equal to (i) the aggregate fair value of all assets of the Company (including investments, cash and cash equivalents and accrued income) minus (ii) the aggregate amount of all Company liabilities (included accrued expenses, fees, indebtedness and other obligations), as determined by the Manager.

Nonrecourse Deductions — As set forth in Treasury Regulation Section 1.704-2(c). The amount of Nonrecourse Deductions for a Company Fiscal Year equals the net increase in the amount of Company Minimum Gain during that Fiscal Year, reduced (but not below zero) by the aggregate amount of any Distributions during that Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

Nonrecourse Liability — As set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

Notice of Sale — As set forth in Article 11.6.1, pertaining to a Voluntary Transfer of a Member’s Interest.

Notice to Perform — As set forth in Article 8.4.

Offering — The proffer of Membership Interests in the Company.

Offering Period — The initial period established by the Manager for the admission of new Investor Members.

Organization Expenses — Legal, accounting, and other expenses incurred in connection with the formation of the Company.

Percentage Interest — The interest of a Member in the Company or in a class of Members, calculated as described in Article 2.2 hereof, including the Income Percentage, the Equity Percentage and the Investor Voting Percentage.

Preferred Return — The Income Preferred Return (nine percent (9%) per annum, non-compounding and cumulative, determined in quarterly increments of 2.25%) payable on Income Units, and the Equity Preferred Return (seven percent (7%) per annum, cumulative) payable on Equity Units, in each case as provided in Article 4.

Person — An individual, a partnership, a domestic or foreign limited liability company, a trust, an estate, an association, a corporation, or any other legal entity.

Procedure (when capitalized) — The Internal Dispute Resolution Procedure described in Article 13 hereof.

Profits — For each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash or accrual method of accounting (as recommended by the Company's tax advisors) and as reported, separately or in the aggregate as appropriate, on the Company's informational tax return filed for federal income tax purposes plus any income described in Section 705(a)(1)(B) of the Code.

Properties or Property (when capitalized) —The real property to be acquired by the Company, whether directly, or through an SPV including all respective improvements, fixtures, personal property, appurtenances, rights and interests in connection therewith. When not capitalized, the word "property" shall have its ordinary meaning.

Property Manager — RIK Management LLC, a New York limited liability company, or a professional real estate brokerage or other appropriately licensed Person hired by the Company to manage rental and maintenance of the Property during its period of ownership by the Company. The Property Manager may be the Manager or an Affiliate of the Manager.

Reinvestment Period — The five (5) years of the Company's operations, during which time the Company may reinvest proceeds from the sale or refinance of Properties, if any, to acquire additional Properties.

Purchasing Members — The current Members (or members of the Manager) contemplating the purchase of all or any portion of the rights of membership in the Company of a Member, including the Member's Economic Interest and/or voting rights referenced in Articles 11 and 12.

Remaining Members — As set forth in Articles 11.6.3 and 12.3 hereof.

Removal Notice — As set forth in Article 8.4 hereof.

Rules (when capitalized) — As set forth in Article 13.5.3. This definition applies only to Article 13.5.3

Section (when capitalized and followed by a number) — The sections within the Appendices of this Agreement or may also refer to a portion of a state or federal statute or regulation.

Selling Member — Any Member that sells, assigns, hypothecates, pledges, or otherwise transfers all or any portion of its rights of membership in the Company, including its Economic Interest and/or voting rights.

Single Purpose Venture or SPV — means the entities formed to take title to individual properties, a member of which will be the Company. Reference to ownership of a Property or of the Properties by the SPV also refers to the Company's ownership of a Property or of the Properties through its ownership of the SPV.

Substitute Member or Substituted Member — Any Person or entity admitted to the Company, after approval by the Manager, with all the rights of a Member pursuant to Article 11.4 of this Agreement and Section 4.2 of Appendix B to this Agreement.

Tax Owed — shall have the meaning set forth in Article 4.5 hereof.

Tax Representative — The individual designated by the Manager as having the authority of a "partnership representative" under Code Sections 6221 through 6241.

Treasury Regulations — The Regulations issued by the United States Department of the Treasury under the Code.

Transferee — When capitalized, shall have the meaning set for in Article 11.6 hereof. When the word "transferee" is not capitalized, it shall have its ordinary meaning.

Transferor — When capitalized, shall have the meaning set for in Article 11.6 hereof. When the word "transferor" is not capitalized, it shall have its ordinary meaning.

Unreturned Capital Contributions — All Capital Contributions made by an Investor Member (including for Income Units and Equity Units) less any returned capital.

Voluntary Transfer — The process described in Article 11 hereof.

Working Capital, Working Capital and Reserves, Reserve or Reserves — With respect to any fiscal period, refers to funds set aside or amounts allocated during such period that shall be maintained in amounts deemed sufficient by the Manager for working capital and to pay taxes, insurance, debt service, or other costs or expenses incidental to the improvement or ownership of the Properties or for operation of the Company's business.

Signatures

IN WITNESS WHEREOF, the parties hereto have executed this Operating Agreement of Meridian Growth Collective LLC as of the dates provided below. Member signatures on the Subscription Agreement accompanying this Agreement will constitute their acceptance of this Agreement.

BY: THE COMPANY
Meridian Growth Collective LLC,
A New York limited liability company

BY: ITS MANAGER
Meridian Growth Partners LLC,
A New York limited liability company

Date: November 4, 2026

____
By: Jason Johansen,
its manager

ALL SUBSCRIBERS MUST COMPLETE AND EXECUTE THE SUBSCRIPTION AGREEMENT (WHICH ALSO CONSTITUTES THEIR ACCEPTANCE OF THIS AGREEMENT) AND RETURN IT TO THE MANAGER AT THE ADDRESS PROVIDED HEREIN.